Exhibit 99.1

NATIONAL ENERGY SERVICES REUNITED CORP.

777 Post Oak Blvd., Suite 730
Houston, Texas 77056

May 24, 2024

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2024 Annual General Meeting of National Energy Services Reunited Corp. The annual general meeting will be held at:

Where:	777 Post Oak Boulevard, Suite 730, Houston, Texas 77056

Date:	June 14, 2024

Time:	8:00 a.m. Houston time

The Notice of Annual General Meeting and Proxy Statement describes the business to be transacted at the annual general meeting and provides other information concerning National Energy Services Reunited Corp. The principal business to be transacted at the annual general meeting will be (a) the re-election of each of our five current directors and the election of one additional director, each for a term of one year, (b) to approve an advisory resolution on executive compensation, (c) to ratify the appointment of Grant Thornton Audit and Accounting Limited (Dubai Branch) (“GT”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 and (d) to approve the reservation of 6,500,000 ordinary shares of the Company for issuance under the 2018 Long Term Incentive Plan (the “LTIP”). The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors, for the advisory resolution on executive compensation, for the ratification of the appointment of GT, and for the reservation of shares for issuance under the LTIP.

We know that many of our shareholders will be unable to attend the annual general meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual general meeting. Whether or not you plan to attend the annual general meeting, we hope that you will have your stock represented by voting online, by telephone, or by completing and returning a proxy card or voting instruction card as soon as possible. You may, of course, attend the annual general meeting and vote in person even if you have previously voted.

If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 (toll-free); banks and brokers can call collect at (203) 658-9400.

Sincerely,

Sherif Foda

Executive Chairman and Chief Executive Officer

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2024 ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING AND PROXY STATEMENT

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NATIONAL ENERGY SERVICES REUNITED CORP.

NOTICE OF ANNUAL GENERAL MEETING

Time and Date	8:00 a.m. Central Daylight Time June 14, 2024

Where	777 Post Oak Boulevard, Suite 730, Houston, Texas 77056

Items of Business

(1) To re-elect our five current directors and to elect one additional director to NESR’s Board of Directors for a term of one year.

(2) To approve an advisory resolution on executive compensation (“say on pay”).

(3) To ratify the appointment of GT as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

(4) To approve the reservation of 6,500,000 ordinary shares of the Company for issuance under the LTIP.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual general meeting at the time and on the date specified above or at any time and date to which the annual general meeting may be properly adjourned or postponed.

Record Date	The record date for the annual general meeting is May 10, 2024. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement of the annual general meeting.

Voting	Your vote is very important. Whether or not you plan to attend the annual general meeting, we encourage you to read the proxy statement and vote your shares in advance of the annual general meeting by submitting your proxy by internet, telephone or mail as soon as possible. For specific instructions on how to vote your ordinary shares, please refer to the section entitled “Questions and Answers About the Proxy Materials and the Annual General Meeting” of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

Sherif Foda

Executive Chairman and Chief Executive Officer

May 24, 2024

This notice of annual general meeting and proxy statement and form of proxy are being distributed on or about May 24, 2024.

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QUESTIONS AND ANSWERS ABOUT

THE PROXY MATERIALS AND THE ANNUAL GENERAL MEETING

Q:	Why am I receiving these materials?

A:	The Board of Directors (“Board”) of National Energy Services Reunited Corp., a company incorporated in the British Virgin Islands (BVI) (the “Company”, “NESR” or “we”), is providing these proxy materials to you in connection with NESR’s annual general meeting, which will take place on June 14, 2024. As a shareholder, you are invited to attend the annual general meeting online and vote on the items of business described in this proxy statement.

Our proxy materials are also available at https://www.cstproxy.com/nesr/2024

Q:	When and where are we holding the annual general meeting?

A:	Our annual general meeting for 2024 will be held at 777 Post Oak Boulevard, Suite 730, Houston, Texas 77056, at 8:00 AM, Central Daylight time, on June 14, 2024.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual general meeting, the voting process, the compensation of directors and NESR’s most highly paid executive officers, and certain other information about NESR.

Q:	How may I obtain NESR’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or “SEC”)?

A:	Our 2023 Annual Report on Form 20-F constitutes our annual report to shareholders. Copies of the 2023 Annual Report are available on our website at www.NESR.com under the “Investor Relations” tab, in the EDGAR database on the SEC’s website at www.sec.gov and at https://www.cstproxy.com/nesr/2024. Shareholders may also request a free copy of our 2023 Annual Report on Form 20-F from:

National Energy Services Reunited Corp.

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

Attention: Investor Relations

Telephone: (832) 925-3777

Email: investors@nesr.com

NESR will also furnish any exhibit to Form 20-F, if specifically requested.

Q:	What items of business will be voted on at the annual general meeting?

A:	The items of business scheduled to be voted on at the annual general meeting are:

●	The re-election of five directors and the election of one additional director to NESR’s Board for a term of one year;

●	The approval of an advisory resolution on executive compensation;

●	Ratifying the appointment of GT as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024; and

●	The approval of the reservation of 6,500,000 ordinary shares for issuance under the LTIP.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your ordinary shares “FOR” each of the nominees to the Board, “FOR” the advisory resolution on executive compensation, “FOR” the ratification of GT as the Company’s independent registered public accounting firm for 2024, and “FOR” the reservation of 6,500,000 ordinary shares for issuance under the LTIP.

Q:	What shares can I vote?

A:	Each NESR ordinary share issued and outstanding as of the close of business on May 10, 2024, the record date for the annual general meeting, is entitled to be voted on all items being voted upon at the annual general meeting. The record date for the annual general meeting is the date used to determine both the number of ordinary shares that are entitled to be voted at the annual general meeting and the identity of the shareholders of record and beneficial owners of those shares who are entitled to vote those shares at the annual general meeting. On the record date for the annual general meeting, we had 95,408,453 ordinary shares issued and outstanding. You may vote all ordinary shares owned by you as of the record date, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee, such as a bank, pursuant to the instructions of such record holder.

Q:	What is the difference between holding ordinary shares as a shareholder of record and as a beneficial owner?

A:	Most NESR shareholders hold their ordinary shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between ordinary shares held of record and those owned beneficially.

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Shareholder of Record

If your ordinary shares are registered directly in your name with NESR’s transfer agent, Continental Stock Transfer & Trust Company, you are considered with respect to those shares the shareholder of record, and these proxy materials are being sent directly to you by NESR. As the shareholder of record, you have the right to grant your voting proxy directly to NESR management or to attend the annual general meeting and vote all shares registered in your name during the meeting.

Beneficial Owner

If your ordinary shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with voting instructions. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and you are also invited to attend the annual general meeting.

Since a beneficial owner is not the shareholder of record, you may not attend the annual general meeting and vote all shares unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the annual general meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual general meeting?

A:	You are entitled to attend the annual general meeting only if you were a NESR shareholder as of the close of business on May 10, 2024 or you hold a valid proxy for the annual general meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual general meeting. If you are not a shareholder of record but hold ordinary shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instructions provided by your broker, trustee or nominee or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual general meeting. The annual general meeting is scheduled to begin promptly at 8:00 a.m. Central Daylight Time.

Q:	How can I vote my ordinary shares in person at the annual general meeting?

A:	Ordinary shares held in your name as the shareholder of record may be voted in person at the annual general meeting. Ordinary shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual general meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the annual general meeting.

Q:	How do I vote my ordinary shares without attending the annual general meeting?

A:	Whether you hold ordinary shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the annual general meeting. If you hold ordinary shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. If you are a shareholder of record, you may vote by submitting a proxy by mail or by voting online or by telephone, as follows:

(1)	by Internet at the web address shown on your proxy card;

(2)	by telephone by calling 1-866-894-0536 (U.S. only) and following the instructions on the proxy card; or

(3)	by mail, by completing, signing and returning the enclosed proxy card.

Telephone and internet voting will be available 24 hours a day and will close at 11:59 p.m. Eastern Daylight Time on June 13, 2024.

Q:	May I change my vote?

A:	You may change your vote at any time prior to the vote at the annual general meeting. If you are the shareholder of record, you may change your vote by:

(1)	sending a written notice of revocation to NESR’s Corporate Secretary by mail dated as of a later date than the date of the proxy and received prior to the annual general meeting;

(2)	sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the annual general meeting;

(3)	logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically, or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

(4)	attending the annual general meeting and voting all shares registered in your name during the meeting.

Attendance at the annual general meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For ordinary shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee prior to the annual general meeting, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the annual general meeting and voting all shares registered in your name during the meeting.

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Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within NESR or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. However, occasionally shareholders provide written comments on their proxy cards, which proxy cards are then forwarded to NESR management.

Q:	How many ordinary shares must be present or represented to conduct business at the annual general meeting?

A:	Holders of at least 50% of the total votes of the Company’s ordinary shares issued and outstanding and entitled to vote at the annual general meeting, present at the annual general meeting or represented by proxy, constitute a quorum. Your shares are counted as present if you attend the annual general meeting and vote or if you properly vote by Internet, telephone or mail in advance of the annual general meeting. In the absence of a quorum, within two hours from the time appointed for the meeting, at the discretion of the Chairman of the Board of Directors of the Company, the meeting shall either be dissolved or stand adjourned to a business day at the same time and place, and if at the adjourned meeting there are present within one hour of the time appointed for the meeting in person or by proxy not less than one-third of the votes of our shareholders entitled to vote, those present shall constitute a quorum. Abstentions will be counted for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for purposes of determining the presence of a quorum.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” one or more of the nominees or “AGAINST” one or more of them, or you may “ABSTAIN.” For the advisory vote on executive compensation, the ratification of the appointment of GT and the vote to approve the reservation of additional ordinary shares for issuance under the LTIP, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstentions with respect to these proposals will not be counted.

The shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the ordinary shares represented by all valid proxies will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of NESR’s nominees to the Board, “FOR” the advisory vote on executive compensation and the auditor ratification proposal and “FOR” the vote to approve the reservation of additional ordinary shares for issuance under the LTIP).

If you hold ordinary shares beneficially in street name and do not provide your broker with voting instructions on the proposal to elect directors, the advisory vote on executive compensation and the approval of reservation of ordinary shares for issuance under the LTIP, your shares constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for these proposals, ordinary shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of these proposals at the annual general meeting.

Q:	What is the voting requirement to approve each of the proposals?

A:	Approval of the election of director nominees requires each one of the nominees to be approved by a majority of the votes cast by shareholders present or represented by proxy at the annual general meeting. This means that each of the six nominees will be elected if each is approved by the affirmative vote of a majority of the votes cast by shareholders present or represented by proxy at the annual general meeting. Abstentions and broker non-votes will have no effect on the election of directors. The advisory vote on executive compensation, the appointment of GT as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024, and the approval of the reservation of ordinary shares for issuance under the LTIP each require the affirmative vote of a majority of those ordinary shares present or represented by proxy and entitled to vote on that proposal at the annual general meeting. Abstentions will count as a vote against each of these proposals. Broker non-votes will have no effect on the outcome.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. NESR does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual general meeting, each ordinary share outstanding as of the close of business on the record date is entitled to one vote.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your ordinary shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your ordinary shares are registered in more than one name, you may receive more than one proxy card. Please follow the voting instructions with respect to each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

National Energy Services Reunited Corp.

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

Attention: Investor Relations

Telephone: (832) 925-3777

Email: investors@nesr.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials in the future.

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Q:	Who will bear the cost of soliciting votes for the annual general meeting?

A:	NESR is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. NESR has engaged Morrow Sodali LLC (the “Proxy Solicitor”) to assist in the solicitation of proxies for the annual general meeting. NESR has agreed to pay the Proxy Solicitor a fee of $7,500 plus disbursements. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q.	Who can help answer my questions?

A.	If you have questions about the proposals or if you need additional copies of this proxy statement or the enclosed proxy card, you may contact our proxy solicitor:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Shareholders call: (800) 662-5200
Banks and brokers call: (203) 658-9400 NESR.info@investor.morrowsodali.com

Q:	Where can I find the voting results of the annual general meeting?

A:	We intend to announce preliminary voting results at the annual general meeting and publish final results in our report on Form 6-K filed after the annual general meeting.

Q:	What is the deadline to propose actions for consideration at next year’s annual general meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future annual general meetings as indicated below.

Submission of Shareholder Proposals

Our Board of Directors is aware of no other matter that is required to be brought before the annual general meeting. Under BVI law, only business that is specified in the notice of an annual general meeting can be transacted at the annual general meeting.

Future Shareholder Proposals

If you wish to nominate a person for election as a director of the Company following the expiry of an existing term under Regulation 9.1(b) or present any other proposal for consideration at the 2025 annual general meeting of shareholders, you must give timely notice thereof in writing to the Company in accordance with the Company’s Memorandum and Articles of Association and Company policy. Notwithstanding the foregoing, the Board may, at its discretion, refuse any nomination or the consideration of any other proposal unless such nomination or other proposal has the support in writing of persons holding not less than 30 percent of the voting rights which may be exercised in respect of a vote on such matter if it were presented for consideration at an annual general meeting of shareholders.

If you wish to have your proposal considered for inclusion in the proxy statement and proxy card for our 2025 annual general meeting, but subject always to the Board’s discretion to reject as set out above, the proposal must be received at our principal executive offices within a reasonable time before we begin to print and send the proxy materials for our 2025 annual general meeting of shareholders. Shareholder proposals for the 2025 annual general meeting must comply with the notice requirements described in this paragraph to be considered for inclusion in the proxy materials relating to our 2025 annual general meeting.

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CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are a company incorporated in the British Virgin Islands on January 23, 2017 as a BVI business company limited by shares (company number 1935445), and our affairs are governed by our Memorandum and Articles of Association (which document shall be herein referred to as our “Charter”), the BVI Business Companies Act, 2004, as amended (the “Companies Act”), and the common law of the British Virgin Islands. The registered office of the Company is at Luna Tower, Waterfront Drive, Road Town, Tortola, VG1110, British Virgin Islands, and the registered agent of the Company is Intertrust Corporate Services (BVI) Limited also at Luna Tower, Waterfront Drive, Road Town, Tortola, VG1110, British Virgin Islands.

Appointment and Removal of Directors

Members of our Board of Directors may be elected by a simple majority of the votes validly cast at any general meeting of shareholders. On May 14, 2024, our Board of Directors approved an amendment to our Charter to eliminate the distinction between Class I and Class II directors. At this meeting you will be asked to elect all director nominees as a single class for a term of one year following their election (which period may be extended at any time by resolution of the directors but not beyond the date of the next annual general meeting) or until the first general meeting following their election. (See discussion of Charter Amendment below). Any director may be removed, even without cause, by a majority vote at any general meeting of shareholders. If the office of a director becomes vacant, our Charter provides that the other directors, acting by a majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

Neither BVI law nor the Charter contains any restrictions as to the voting of our ordinary shares by non-BVI residents.

As of May 24, 2024, the Board of Directors consisted of five directors, namely Antonio J. Campo Mejia, Andrew L. Waite, Sherif Foda, Thomas Wood and Yousef Al Nowais. More information about our current senior management and Board is set forth below.

Charter Amendment

On May 14, 2024, our Board of Directors approved an amendment to our Charter to eliminate the distinction between Class I and Class II directors, At the 2024 annual general meeting and at future annual general meetings, all directors will be nominated as a single class to be elected or re-elected for a term of one year following their election (which period may be extended at any time by resolution of the directors but not beyond the date of the next annual general meeting) or until the first general meeting following their election. No other amendments were made to our Charter. Our amended and restated Charter was filed as an attachment on Form 6-K on or about May 24, 2024, and is incorporated in this proxy statement by reference.

Shareholder Communications

Shareholders who wish to communicate directly with our Board of Directors, or any individual director, should direct questions in writing to our Corporate Secretary, National Energy Services Reunited Corp., 777 Post Oak Blvd., Suite 730, Houston, Texas 77056. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Board Communication” or “Director Communication.” All such letters must identify the author and clearly state whether the intended recipients are all members of the Board of Directors or just certain specified individual directors. The Corporate Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

Shareholder Rights and Protections

Our governing documents are drafted in a way that is intended to ensure shareholders are able to voice their opinions on board nominees and other proxy initiatives, as well as other corporate actions that may affect the value of their interests. Specifically with respect to voting matters, in order for directors to be elected (or re-elected) to serve on the company’s board, they must receive support from holders of a majority of shares voted and they may be removed without cause.

Director Independence

The Nasdaq Capital Market (“Nasdaq”) listing standards require that a majority of our Board of Directors be independent as long as we are not a controlled company. Although we are not currently listed on Nasdaq, we have applied for relisting and intend to comply with the Nasdaq listing standards. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that each of our directors other than our CEO are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present. Mr. Campo Mejia presides at these meetings of independent directors.

Board and Committee Meeting Attendance

All directors attended all of the meetings of the Board of Directors during 2023 and all Committee members attended all meetings of the Audit Committee, Compensation Committee and Nominating and Governance Committee, respectively.

Environmental, Social and Governance

We are committed to fully integrating ESG principles into our business. We believe that our success is closely tied to the viability of the economies, environments, and communities in which we operate. We continually strive to create shared value through pursuing ESG initiatives that are aligned with community needs, our business strategies and our customers’ priorities. We believe that managing material ESG risks and opportunities in our business can lead to operational efficiency, enhance our sustainability, and produce tangible and intangible value for our shareholders. Moreover, by striving to reduce our environmental footprint, deepen our social impact, and strengthen our corporate governance, we can reinforce our position in the MENA region as a premier local service provider and employer, and champion of the MENA region.

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Since our inception, the goal of the Company’s risk management process was to understand and manage material risks impacting our business. Additionally, we view a fundamental part of risk management as understanding what level of risk is appropriate, depending on the market environment and the specific issue at hand. While NESR’s management is responsible for establishing our business strategy, identifying and assessing the related risks, and establishing appropriate risk management practices, the Board also oversees the risk management process to support the achievement of organizational objectives, improve long-term performance, and ultimately enhance shareholder value. The Board’s key responsibilities around risk management are primarily effected through the Audit and Compensation Committees. The Audit Committee is primarily responsible for overseeing the Company’s risk management processes on behalf of the Board and regularly discusses and considers the processes by which management and relevant departments assess and manage the Company’s exposure to risk. Furthermore, the Audit Committee discusses the Company’s major financial risks and the steps taken by management to monitor, control, and report such exposures. The Audit Committee, reporting to the Board (which also considers the Company’s risk profile), obtains input from management regarding the most significant risks facing the Company and the Company’s risk management strategy. The Compensation Committee oversees compensation risk management by participating in the creation of and approvals for compensation structures that incentivize and encourage an appropriate level of risk-taking behavior consistent with our business strategy.

Beyond the risk oversight provided by the Audit and Compensation Committees, our full Board, executive officers, and members of our management team, our independent directors hold executive sessions as often as they deem appropriate, but at least four times per year. These executive sessions provide an additional avenue through which the Board monitors the Company’s risk exposure and policies regarding risk management. Additionally, to safeguard employee health and safety and the continued production of our products, the Company continuously evaluates the extent to which our business and employees are subject to unintended liabilities and environmental risks such as toxic emissions and waste. Relevant ESG topics, risks, issues, and considerations – largely informed by related stakeholder feedback and the use of the different agencies frameworks as well as the SDGs – are managed at the Board level and are not currently assigned to a specific committee. Internal initiatives related to ESG are being driven predominantly at the executive and senior leadership level with the full support and guidance of the Board.

Our Board believes that the directors and executive officers have the appropriate mix of expertise, experience, skills, qualifications, and attributes necessary to effectively lead the Company. Since our founding, we have built a reputation of transparency, ingenuity, performance, and integrity. We employ high ethical standards to better manage ESG risks and opportunities, while supporting the growth of our business and that of our customers. Our success is rooted in our adherence to core principles that govern the business, and we require all personnel, including our CEO and CFO and directors, to follow a Code of Conduct. Our Code of Conduct, which is fully supported by the Board, outlines our approach to managing conflicts related to bribery, fair dealing, gifts and entertainment, discrimination and harassment, recordkeeping and public reporting, confidentiality, and conflicts of interests, among others. We expect our directors, officers, and employees to be free from influences that conflict with the best interests of the Company.

In 2024 we have taken the step of eliminating the two classes of directors with staggered two year terms and require each director to stand for election or re-election for a term of one year at each annual general meeting. We believe that this change aligns with shareholder interest and best practice.

Identifying ESG business opportunities that can generate value for all our stakeholders is key to our continued success. In 2021, we embarked upon a new Environmental, Social, and Corporate Governance IMPACT (“ESG IMPACT”) initiative to introduce innovative energy solutions and develop a portfolio of product lines and services aimed to mitigate climate change, enhance water management and conservation, and minimize environmental waste in the industry. Since the inauguration of ESG IMPACT, we have grown and cultivated strategic technology partnerships, invested in key research and development projects, and executed field deployments of innovative solutions in four focus areas: Water Treatment and Mineral Recovery, Emissions Detection and Control, Flare Mitigation and Carbon Capture, and Heat Capture and Geothermal.

In 2023, ESG IMPACT conducted a second successful pilot of our zero liquid discharge (“ZLD”) desalination solution in the MENA region’s largest unconventional gas field to qualify another upstream circular water application and unlock the opportunity for commercial deployment of the technology. Additionally, we piloted our artificial intelligence-based, continuous emissions monitoring platform with a prominent, multinational customer in Oman, representing our largest pilot deployment to-date. In Carbon Capture, we executed the next phase of our carbon dioxide (“CO2”) sequestration pilot expansion, with an expanded scope encompassing CO2 logistics, injection, and subsurface monitoring. In Flare Mitigation, we mobilized equipment to North Africa to execute our first commercial-scale gas capture project, and in conjunction with our Well Testing service, the Company rolled out key Zero Flare services to augment the emissions profile of well evaluation.

In the first quarter of 2024, we rebranded the ESG IMPACT initiative as NESR Environmental and Decarbonization Applications (“NEDA”) to signify the importance of industry action in decarbonizing the footprint of energy production. The NEDA initiative encompasses the growing portfolio of solutions that were previously launched under the ESG IMPACT initiative and that include a Carbon Light Brine Plant in North Rumaila, Iraq, providing for the utilization of brackish groundwater proximal to the plant to directly generate high-specification brine from a previously unusable water source, and the aforementioned ZLD pilot project in Saudi Arabia.

Our Board of Directors and management are committed to transparency and open communication with shareholders, employees, and all other stakeholders. We believe that setting ESG key performance indicators across the company for different functions should allow us to achieve our ESG goals in an expedited manner. Moreover, we believe that public disclosure of our ESG performance through our different communication channels, and our proactivity in engaging with our stakeholders, will improve our competitiveness and enhance transparency in our business.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee and may create such other committees as the Board of Directors shall determine from time to time. Each of the standing committees of our Board of Directors have the composition and responsibilities described below and are governed by charters. To date, we have intentionally determined not to establish a separate ESG committee in order to ensure this important topic is discussed at the highest Board level.

Audit Committee

We have established an Audit Committee of the Board of Directors. Our Audit Committee currently consists of Mr. Waite, Mr. Campo Mejia and Mr. Wood, with Mr. Waite serving as the chairman of the Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, subject to certain exceptions, we are required to have three members of the Audit Committee, all of whom must be independent. Our Board of Directors has determined that Mr. Waite, Mr. Campo Mejia and Mr. Wood are each independent under applicable Nasdaq and SEC rules. If re-elected to the Board, Mr. Waite, Mr. Campo Mejia and Mr. Wood will continue to serve on the Audit Committee.

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Each member of the Audit Committee is financially literate, and our Board of Directors has determined that Mr. Waite qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an Audit Committee charter, which details the principal functions of the Audit Committee, including:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board of Directors whether the audited financial statements should be included in our annual reports;

●	reviewing and discussing with management and our independent auditor our quarterly financial statements prior to the filing of our quarterly reports, including the results of the independent auditor’s review of the quarterly financial statements;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

On March 11, 2022, the Board formed a subcommittee of its Audit Committee, consisting of independent directors Mr. Waite and Mr. Campo, to serve as an independent committee to understand and address the causes of the matters described in our Annual Report on Form 20-F for the year ended December 31, 2022, relating to restatement of our previously issued audited financial statements as of and for the year-ended December 31, 2020.

Compensation Committee

The Board of Directors has formed a Compensation Committee of the Board of Directors. The Compensation Committee oversees and reviews various compensation matters and reports to the Board on such compensation matters. The current members of our Compensation Committee are Mr. Wood, Mr. Campo Mejia, and Mr. Waite, with Mr. Wood serving as the chairman of the Compensation Committee. If re-elected to the Board, Mr. Wood, Mr. Campo Mejia and Mr. Waite will continue to serve on the Compensation Committee.

We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration of our Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all other executive officers;

●	recommending the short- and long-term incentive compensation of all executive officers to the Board of Directors;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and Annual Report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

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The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Mr. Campo Mejia, Mr. Waite and Mr. Wood, with Mr. Campo Mejia serving as the chairman of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for monitoring compliance with good corporate governance standards and overseeing the selection of persons to be nominated to serve on our Board of Directors. If re-elected to the Board, Mr. Campo Mejia, Mr. Waite and Mr. Wood will continue to serve on the Nominating and Governance Committee.

The Nominating and Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in our Nominating and Governance Committee charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our shareholders.

The Nominating and Governance Committee will consider a number of qualifications relating to management and leadership experience, background, integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The Nominating and Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of Board members. The Nominating and Governance Committee does not distinguish among nominees recommended by shareholders and other persons.

We have adopted a Nominating and Governance Committee charter which details the principal functions of the Nominating and Governance Committee including:

●	reviewing the Company’s Code of Conduct and other governance guidelines at least annually and making such recommendations to the Board of Directors with respect thereto as it may seem advisable;

●	reviewing qualifications of individuals suggested as potential candidates for director of the Company, including candidates suggested by shareholders, and considering for nomination any of such individuals who are deemed qualified in line with the Board of Directors Candidate Guidelines;

●	recommending to the Board of Directors candidates for election as directors of the Company to fill open seats on the Board of Directors between annual general meetings, including vacancies created by an increase in the number of directors;

●	providing comments and suggestions to the Board of Directors concerning committee structure of the Board of Directors, committee operations, committee member qualifications, and committee member appointment;

●	reviewing any allegation that an executive officer or director may have violated the Company’s Code of Conduct and reporting its findings to the Board of Directors; and

●	taking such other actions and doing such other things as may be referred to the Nominating and Governance Committee from time to time by the Board of Directors.

Leadership Structure and Risk Oversight

Mr. Foda serves as our Chief Executive Officer and Chairman of our Board of Directors. Mr. Foda has extensive experience in the oil and gas industry. Mr. Campo Mejia serves as lead independent director of the Board of Directors.

The Board of Directors’ oversight of risk is administered directly through the Board of Directors, or through its Audit Committee. Various reports and presentations regarding risk management are presented to the Board of Directors including the procedures that the Company has adopted to identify and manage risk. The Audit Committee addresses risks that fall within the committee’s area of responsibility. For example, the Audit Committee is responsible for overseeing the quality and objectivity of the Company’s financial statements and the independent audit thereof. The Audit Committee reserves time at each of its meetings to meet with the Company’s independent registered public accounting firm outside of the presence of the Company’s management.

We intend to adopt a clawback policy compliant with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), prior to relisting on the Nasdaq Stock Market, see “—Compensation Clawback Policy.”

Code of Conduct and Business Ethics

We have a Code of Conduct applicable to our employees, contractors, directors and officers, including our Chief Executive Officer and Chief Financial Officer, that meets the standards and definitions of the SEC. Any changes to, or waiver from, the Code of Conduct will be made only by the Board of Directors, or a committee thereof, and appropriate disclosure will be made promptly on our website at www.nesr.com, in accordance with the rules and regulations of the SEC.

We have posted a copy of our Code of Conduct on our website at www.nesr.com in the Investor Relations section.

The Code of Conduct governs the behavior of all employees throughout their employment with the Company. We ensure that the entire employee population is trained both on the Code of Conduct and more broadly on anti-corruption and business ethics standards, including whistle-blower protections, and our anti-corruption and business ethics practices are subject to regular internal audit. We conduct Code of Conduct training (including business ethics) each year through our Learning Management System, and we aim to train (or retrain) 100% of our employees each year. In 2023, we had 99.6% of our employees trained, tracked, and monitored in our Learning Management System, which is a repository for the individual digital certificates. In 2023, in addition to customary annual compliance training, 501 employees attended Compliance Workshops.

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PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our Board of Directors is comprised of experienced, highly qualified individuals. At this meeting you will be asked to elect all director nominees as a single class for a term of one year. As demonstrated below, our Board of Directors would, as it currently stands, meet the Nasdaq’s Listing Rules Related to Board Diversity (Rule 5605(f)) requiring one director who is an underrepresented minority, but would not meet the requirement of one female director. Search efforts are currently underway to add additional independent directors to the Company’s Board including female and minority representation. Set forth below are the names, ages, class and positions of each of the individuals who currently serve as directors of NESR, and the individual nominated to serve as an additional director of NESR:

Name	Age(4)	Position
Antonio J. Campo Mejia	66	Lead Director
Yousef Al Nowais(1)	69	Director
Andrew Waite(2)	63	Director
Thomas D. Wood	67	Director
Sherif Foda	55	Executive Chairman of the Board and Chief Executive Officer
Anthony R. (Tony) Chase(3)	69	Director

(1) Al Nowais Investments LLC (“ANI”) is entitled, pursuant to a Relationship Agreement dated June 6, 2018, to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to our acquisition of NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES”) (collectively, the “Business Combination”). Mr. Al Nowais represents ANI on the Board.

(2) SCF-VIII, L.P. (“SCF-VIII”) is entitled, pursuant to a Voting Agreement dated June 6, 2018, to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 60% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Waite represents SCF-VIII on the Board. Prior to restructuring during 2020, these shares held by SCF-VIII were held by SV3 Holdings, Pte Ltd.

(3) Hana Investments Co. WLL (“Olayan”) is entitled, pursuant to a Relationship Agreement dated June 5, 2018, to nominate one director to the Board of Directors for so long as Olayan and its Affiliates collectively hold, in the aggregate, at least 6,879,225 Common Shares (subject to appropriate adjustment for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after June 5, 2018). If elected, Mr. Chase will represent Olayan on the Board.

(4) Age as of May 24, 2024.

Information regarding the business experience of each nominee is provided below. There are no familial relationships among NESR’s executive officers and directors.

The ordinary shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the ordinary shares represented by all valid proxies will be voted “FOR” each of the six candidates recommended by the Board.

The Board expects that all the nominees will be available to serve as directors and all have consented in writing to that effect.

The Board recommends a vote FOR the election to the Board of each of the following director nominees.

INFORMATION ABOUT THE DIRECTOR NOMINEES

Sherif Foda has served as the Chairman and Chief Executive Officer of NESR since inception. He started the company in 2017 as a SPAC to create the first and largest energy services company from the MENA region publicly listed on the Nasdaq Stock Market. He has more than 25 years of professional experience in the energy industry working primarily in his earlier career for Schlumberger Limited (NYSE: SLB) around the world, particularly in the Middle East, Europe and the US. He served as Senior Advisor to the Chairman of SLB, an officer and President of the Production Group, the President of Europe and Africa, Vice President, and Managing Director of the Arabian market, President of well intervention worldwide, Vice President of Europe, Caspian and Africa, and Managing Director of Oman among other roles. He started his career in 1993 with SLB, working on the offshore fields in the Red Sea, then transferred to Germany and Eastern Europe before getting to multiple senior level positions. Prior to working in the oil and natural gas industry, he worked in the information technology and computer industry for two years after graduating from Ain Shams University in Cairo with double majors in Electronics Engineering and Automatic Control. He attended various executive courses at HBS, Oxford and IMD and is a usual speaker in multiple forums. Mr. Foda used to serve as a board member of Energy Recovery, Inc. (Nasdaq: ERII), a technology company based in California and the Board of Trustees of Awty International School in Houston. He currently serves as the Chairman of the board of directors of WDVG Engineering based in Houston, GLC energy company in London and is a member of the Oxford Energy Policy Club in the UK. He is also a board member for Al Fanar Venture philanthropy in London.

We believe that Mr. Foda is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry, including approximately 25 years with Schlumberger and his extensive oil field services industry experience throughout the MENA region and globally as an executive and board member.

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Antonio J. Campo Mejia has been an independent director of the Company since May 12, 2017, and is the Lead Director of the Board. Mr. Campo Mejia has been a non-executive director of the Supervisory Board of Fugro N.V. (Euronext: FUR), a company providing geotechnical, survey, subsea and geosciences services since 2014 and Vice-Chairman of Basin Holdings, a global holding company focused on providing products and services to energy and industrial customers since 2012. From 2012 to 2013, Mr. Campo Mejia served as non-executive director at Integra Group, an oilfield services company, mainly active in Russia and the Commonwealth of Independent States and served as its Chief Executive Officer from 2009 to 2012. Mr. Campo Mejia also served as non-executive director at Basin Supply LP, Basin Tools LP and Basin Energy Services LP from 2009 to 2014. Prior to that, Mr. Campo Mejia spent 28 years of his professional career at Schlumberger, one of the world’s leading oilfield services companies, in a multitude of senior management positions in different parts of the world. In his various roles with Schlumberger, Mr. Campo Mejia served as the President of Latin America for Oilfield Services and President of Europe & Africa and was the President of Schlumberger’s Integrated Project Management business responsible for the worldwide operations in this service line. Prior to that, Mr. Campo Mejia served as Director of Personnel for the Reservoir Management Group in Houston, Texas and Vice President of Oilfield Services Latin America South, managing a full range of services in the region. In his career prior to 1997, Mr. Campo Mejia held a number of senior management and technical positions in Schlumberger’s wireline business. Mr. Campo Mejia received his bachelor’s degree in Electronic Engineering from Pontificia Universidad Javeriana in 1980.

We believe that Mr. Campo Mejia is qualified to serve on our Board of Directors because of his extensive experience in the oil and natural gas industry and his experience as an executive in oilfield services and board member of multinational companies. In addition, we believe his unique perspective as an underrepresented minority adds a valued viewpoint to the Board.

Andrew Waite was elected to the Board as of June 6, 2018, and is an independent director. Mr. Waite is Managing Partner of SCF Partners, Inc., the ultimate general partner of SCF-VIII, L.P., and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and project management positions with Royal Dutch / Shell Group, an integrated energy company. Mr. Waite currently serves on the board of directors of Nine Energy Service, Inc. (NYSE: NINE), a position he has held since February 2013. Mr. Waite previously served on the board of directors of Complete Production Services, Inc. (previously NYSE:CPX), a provider of specialized oil and natural gas completion and production services, from 2007 to 2009, Hornbeck Offshore Services, Inc. (previously NYSE:HOS), a provider of marine services to the energy sector and military customers, from 2000 to 2006, Oil States International, Inc. (NYSE:OIS), a diversified oilfield services and equipment company, from August 1995 through April 2006, Atlantic Navigation Holdings (Singapore) Limited (SGX: 5UL), a provider of marine logistic, ship repair, fabrication, and other marine services, from January 2016 to December 2018 and Forum Energy Technologies, Inc. (NYSE: FET), a provider of value added solutions and products to the energy industry, from 2010 to 2021. Mr. Waite received a Bachelor of Science degree in Civil Engineering from Loughborough University, a Master of Science in Environmental Engineering Science from California Institute of Technology, and an M.B.A., with high distinction, from Harvard Business School.

We believe that Mr. Waite is qualified to serve on our Board of Directors because of his extensive public company experience in the energy sector, in particular in the oilfield services industry, and his experience in identifying strategic growth trends in the energy industry and evaluating potential transactions.

Yousef Al Nowais was appointed by our Nominating and Governance Committee and Board of Directors on November 9, 2019. He serves as the Chairman and Managing Director of Arab Development (“ARDECO”), a company he founded in his home city of Abu Dhabi, the United Arab Emirates. ARDECO is a large, diversified business and a leading player in the oil and natural gas and petrochemical sectors as well as power generation and distribution and other engineering and infrastructure project services. He served as the Co-Chairman of Al Nowais Investments LLC, a leading investment company based in Abu Dhabi with local and international holdings in a broad range of strategic investments and actively managed subsidiaries. Mr. Al Nowais has been vice Chairman of Al Dhafra Insurance since 2013, and has been Chairman of Archirodon S.A., an international EPC contractor, since 2023. Prior to founding ARDECO, Mr. Al Nowais joined Abu Dhabi National Oil Company (“ADNOC”) after graduating from the University of Arizona in 1979 and held many senior positions in the ADNOC group, including Finance Director and Managing Director of ADNOC’s subsidiary FERTIL. From 2007 to 2013, Mr. Al Nowais served as Managing Director of Al Maabar International, a leading UAE organization investing internationally in real estate projects in the MENA region, which was formed as a joint venture between Al Dar Properties, Mubadala, Al Qudra Holdings, Reem Investment and Reem International.

We believe that Mr. Al Nowais is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry.

Thomas Wood has served as a director since our inception and served as our Chief Financial Officer from inception until October 2017 and from November 29, 2017 until June 2018. He is an entrepreneur with over 35 years of experience in establishing and growing public and private companies that provide or use oil and natural gas contract drilling services. Since December 1990, he has served as the Chief Executive Officer of Round Up Resource Service Inc., a private investment company. Mr. Wood founded Xtreme Drilling Corp. (TSX:XDC), an onshore drilling and coiled tubing technology company, in May 2005 and served as its Executive Chairman until May 2011 and its Chief Executive Officer and Director from May 2011 through August 2016. He is the founder of Savanna Energy Services Corp. (TSE: SVY), a North American energy services provider, where he served as the Chairman from 2001 to March 2005. He also served as Director at various companies engaged in the exploration and production of junior oil and natural gas, including Wrangler West Energy Corp. from April 2001 to 2014; New Syrus Capital Corporation from 1998 to 2001 and Player Petroleum Corporation from 1997 to 2001. In addition, Mr. Wood served as the President, Drilling and Wellbore Service, of Plains Energy Services Ltd. from 1997 to 2000 and Wrangler Pressure Control from 1998 to 2001. He served as the President of Round-Up Well Servicing Inc. from 1988 to 1997 and Vice President of Shelby Drilling from 1981 to 1987. Mr. Wood holds a Bachelor of Arts in Economics from the University of Calgary.

We believe that Mr. Wood is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry and his experience as an entrepreneur and building public companies and high growth organizations.

Anthony R. (Tony) Chase has been nominated as an additional director. Mr. Chase is Chairman and CEO of ChaseSource, LP, a staffing, facilities management, and real estate development firm. Mr. Chase started and sold three ventures (Chase Radio Partners, Cricket Wireless and ChaseCom) and now owns and operates his fourth, ChaseSource. The first, Chase Radio Partners, founded in 1992, owned seven radio stations and was sold to Clear Channel Communications in 1998. The second was Cricket Wireless a nationwide cell phone service provider that he started together with Qualcomm in 1993. Mr. Chase opened the first Cricket markets in Chattanooga and Nashville, TN. The third was ChaseCom, a company that built and operated call centers in the United States and India, which he sold to AT&T Corporation in 2007. Mr. Chase is also a principal owner of the Houston Airport Marriott at George Bush Intercontinental Airport and the Principal Auto Toyota dealership in greater Memphis, TN. Mr. Chase serves on several non-profit boards in Houston: Houston Endowment, Greater Houston Partnership, Texas Medical Center, MD Anderson Board of Visitors, and the Greater Houston Community Foundation. Mr. Chase previously served as Deputy Chairman of the Federal Reserve Bank of Dallas and the Chairman of the Greater Houston Partnership. He is also a member of the Council on Foreign Relations. Mr. Chase serves on the boards of LyondellBasell Industries N.V. (NYSE: LYB), Nabors Industries Ltd. (NYSE: NBR) and Par-Pacific Holdings, Inc. (NYSE: PARR) and previously served on the Board of Heritage Crystal Clean, Inc. until 2022. Mr. Chase is a Professor of Law Emeritus at the University of Houston Law Center.

We believe Mr. Chase is qualified to serve on our Board of Directors due to his extensive experience in banking and finance, corporate governance and human resources, as well as his experience as an executive and board member.

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Senior Management

We rely on the senior management of our principal operating subsidiaries to manage our business. Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. Our current Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer are:

Name	Age(1)	Position
Sherif Foda	55	Executive Chairman of the Board and Chief Executive Officer
Stefan Angeli	64	Chief Financial Officer
Dhiraj Dudeja	48	Chief Commercial Officer

(1) Age as of May 24, 2024.

Sherif Foda’s biographical information is set forth above.

Stefan Angeli has been the Chief Financial Officer of NESR since February 8, 2022. Previously, Mr. Angeli was CFO for Stratum Reservoir – a private equity portfolio company involved in reservoir characterization, laboratory services and instrumentation for upstream, downstream and the mining sector. Mr. Angeli spent the majority of his career (30 years) at Schlumberger in diverse roles with his last 5 assignments being Group Controller for Integrated Project Management, Controller for the Reservoir Production Group, Area Controller for Latin America Oilfield Services, and Controller for Schlumberger Information Systems & Well Completion and Productivity Business Segments. During his career, Mr. Angeli has been based in Sydney, Singapore, Jakarta, Aberdeen, Luanda, London, Rio De Janeiro and Houston. He earned a Bachelor of Economics degree majoring in Economics and Accounting from the University of Sydney and then qualified as a chartered accountant. He has also attended advanced finance management courses at the International Institute for Management Development (IMD) and the Wharton School of the University of Pennsylvania.

Dhiraj Dudeja is the Chief Commercial Officer for NESR and leads the Merger and Acquisitions as well as Sales and Marketing functions at NESR and has more than 25 years of professional experience in the oil and natural gas industry. In his career, Mr. Dudeja has worked across a diverse group of roles and geographies with significant experience in executive management, operations, sales and marketing, mergers and acquisitions, venture capital, capital markets, investor relations, technology development, and personnel functions. His career has allowed him to work in various regions across the globe specifically South Asia, Southeast Asia, Middle East and Europe, and now in the U.S. where he has been with NESR since its inception in this role. As the first employee of NESR, Mr. Dudeja has been intimately involved with every aspect of the growth of the Company and in addition to his day-to-day role is heavily focused on the growth and strategic initiatives including any technology or business partnerships and investments. Previously he also co-founded two startups in the education analytics field in India and the U.S., one of which he actively led from 2012 to 2014 as Chief Operating Officer. Mr. Dudeja also presently serves on the board of directors of ICE Thermal Harvesting, an ESG focused geothermal energy company, Kinetic Upstream Technologies, an innovator developer of drilling automation systems and WDVG Engineering, a premier petroleum engineering firm. Mr. Dudeja is also a founding supporter of The Nudge Institute, an action institute that works with governments, markets, and civil society to build resilient livelihoods for all in India. Mr. Dudeja graduated from the Indian Institute of Technology, Delhi (IIT-Delhi) and holds a Bachelor of Technology degree in Electrical Engineering with a minor in Management Studies.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 2
ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are asking our shareholders to approve, on an advisory basis, our executive compensation as reported in this proxy statement. As described below in the “Compensation Discussion and Analysis” section of this proxy statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

● to attract, motivate and retain talented executive officers;

● to align the interests of our executive officers and shareholders through compensation designed to incentivize performance and increased shareholder value; and

● to motivate achievement of Company-wide financial objectives.

We urge shareholders to read the “Compensation Discussion and Analysis” in this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives. We also urge shareholders to read the Summary Compensation Table and other related compensation tables and narrative which provide detailed information on the compensation of our named executive officers. The Compensation Committee believes that the policies and procedures articulated in the “Compensation Discussion and Analysis” are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement have contributed to the Company’s long-term success.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the 2024 annual general meeting of shareholders:

“RESOLVED, that the shareholders of National Energy Services Reunited (the “Company”) approve, on an advisory basis, the compensation of the Company’s named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company’s 2024 annual general meeting of shareholders.”

This advisory resolution, commonly referred to as a “say-on-pay” resolution, is non-binding on our Board. Although non-binding, our Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program.

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A majority of the votes cast is required to approve this Proposal 2.

Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.

The Board recommends a vote FOR the advisory vote on executive compensation.

COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis (“CD&A”) describes NESR’s compensation policies and practices as they relate to our named executive officers (“NEOs”) identified in the Summary Compensation Table below. The purpose of the CD&A is to review the rationale of why the Compensation Committee selected the elements and objectives of NESR’s executive compensation program.

The names and titles of our named executive officers in 2023 are listed below.

Sherif Foda	Chief Executive Officer
Stefan Angeli	Chief Financial Officer
Dhiraj Dudeja	Chief Commercial Officer
Naif Al Hadrami	Executive Director, Saudi Arabia
Chokri Ben Amor	Executive Director & Vice President, Quality, Health, Safety and Environment (QHSE)

Highlights of Compensation for 2023

In 2023, the Compensation Committee worked with its compensation consultant, Meridian Compensation Partners, LLC (“Meridian”), to assist the Company in ensuring that total executive compensation is within the market range compared to the executive compensation among the Company’s peer group. The compensation that we pay to our senior management is evaluated on an annual basis considering the following primary factors: position scope and responsibilities, experience and individual performance, market data, financial targets, personal objectives, and execution on longer-term financial and strategic goals that drive stockholder value creation and support the Company’s retention strategy. We believe that the compensation awarded to our senior management is consistent with that of our peers and similarly situated companies in the industry in which we operate. NESR also has a strong philosophy of pay for performance, with varying results and compensation for its NEO’s and other management. In addition, as part of NESR’s commitment to ESG, our compensation philosophy also focuses on the reduction of pay disparities between all levels of the organization. In 2023, highlights of executive compensation that varied from past practice included:

●	As the Company has substantially exhausted the 5,000,000 ordinary shares reserved for issuance under the 2018 LTIP, no grants of RSUs were made to any of our NEOs in 2023.
●	Mr. Foda has waived all RSU awards since inception.
●	During 2023, Mr. Angeli and Mr. Dudeja were the recipients of retention agreements that provided for cash payments and future equity grants in exchange for continued service at the Company.
●	During 2023, the Company entered into new employment agreements with Mr. Angeli and Mr. Dudeja, providing, among other things, a right to cash severance following a termination of employment under certain defined circumstances.

Elements of Executive Compensation for 2023

NESR’s executive compensation program is comprised of base salary, a short-term incentive and a long-term incentive, each of which is described below.

	Element	Key Features		How Award Value is Determined
FIXED	Base Salary	●	Only fixed compensation element	●	Position scope and responsibilities
		●	Reviewed annually and adjusted when appropriate	●	Experience and individual performance
				●	Market data

AT RISK	Annual Cash Incentive (Bonus)	●	Targets a mix of financial and personal objectives	●	Revenue, EBITDA and DSO are the primary financial targets
		●	Targets set annually to align with corporate objectives	●	Personal objectives are measurable and not subjective
		●	Financial element of the incentive includes a multiplier for achieving stretch targets

AT RISK	Long-term Equity Incentive (LTI)	●	Restricted Stock Units (“RSU”) awards with grant value up to 2X base salary (1)	●	Position scope and responsibilities
		●	RSUs vest over a 3-year period for retention and shareholder alignment and to promote long-term share ownership	●	Experience and individual performance
				●	Market Data
				●	Awards are at-risk for stock price performance and continued employment; realized value of awards dependent upon stock price performance after date of grant

(1) In 2023, none of our NEOs received RSU awards because the Company has substantially exhausted the 5,000,000 ordinary shares authorized for issuance under the 2018 LTIP.

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The executive compensation program is benchmarked by Meridian and reviewed by the Compensation Committee. The Compensation Committee seeks to ensure that total executive compensation is within the market range compared to the executive compensation among the Company’s comparator peer group. Chart 1 below shows the percentage of 2023 Total Target Compensation (inclusive of base salary, target annual cash incentive and LTI compensation) established by the Compensation Committee for our CEO and CFO vs. the comparator peer group, as described further in the following “Setting Executive Compensation” section.

(1)	RSU awards have been waived by the NESR CEO since inception of the Company.

We believe in transparency and the need to align our executive pay incentives with the creation of sustainable, long-term value for NESR and long-term returns for our shareholders. The NEOs’ variable compensation portion was designed to reflect the entrepreneurial culture of NESR from its inception, with at least 50% of executive pay at risk with realized value contingent upon stock price performance or specific, measurable performance objectives.

Setting Executive Compensation

Role of the Compensation Committee

The Compensation Committee oversees the executive compensation program and has overall responsibility for making final decisions about total compensation for NEOs, including the CEO.

During its most recent annual review process, the Compensation Committee engaged with the CEO and other senior management as part of its process for making compensation decisions. For additional information on the role of the Compensation Committee, refer to the Committee’s Charter, which is available on our website.

Role of the CEO

The CEO does not provide recommendations concerning his own compensation, nor is he present when his compensation is discussed by the Compensation Committee.

The CEO and the independent compensation consultant if engaged by the company, assists the Committee in setting the compensation for other NEOs, including any base salary adjustments, performance goals and equity awards.

Use of Independent Consultants

In 2023 the Compensation Committee engaged Meridian as its independent compensation consultant for setting the compensation structure. Meridian does not provide any other services to the Company. The Compensation Committee has concluded that Meridian has no conflict of interest in providing services to the Compensation Committee. The primary responsibilities of the independent compensation consultant in 2023 were:

●	Provide independent and objective market data

●	Conduct compensation and plan analysis

●	Recommend a comparator peer group

●	Benchmark pay programs and pay levels to the comparator peer group

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Comparator Peer Group

The Compensation Committee uses data from a comparator peer group when assessing the market competitiveness of NESR’s executive compensation program. The companies comprising the peer comparator group are selected based on the following considerations:

●	Oil and gas service industry affiliation

●	Financial metrics such as revenue, EBITDA and other metrics as number of employees and assets base

●	Country specific market data if available

●	Market capitalization

●	Inclusion in other oil and gas service companies peer groups

The comparator peer group is reviewed on an ongoing basis to ensure continued relevance.

The comparator peer group was composed of the following companies:

Core Laboratories	Nine Energy Service
Expro Group Holdings	Oil States International
Forum energy Technologies	Propetro Holding
KLX Energy Services Holdings	Select Water Solutions
Newpark Resources	TETRA Technologies

In 2023, proxy information from 2022 for each comparator company was gathered and an analysis was performed of compensation data for each NEO, comparing the compensation data of each of the pay elements and total compensation at the 25th, 50th and 75th percentiles of the comparator peer group to current compensation for each NEO.

Compensation Risk

We have designed our compensation philosophy and programs to address potential risks while rewarding our NEOs and other employees for achieving long-term financial and strategic objectives through prudent business judgment and appropriate risk taking. Based on our risk assessment and consideration of various mitigating factors, we concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

2023 Executive Compensation

Base Salary

We provide our NEOs with a base salary to compensate them for performing their daily responsibilities, and base salary is the fixed portion of an executive’s annual compensation. In setting initial base salaries for NESR’s NEOs, the Compensation Committee compared similar positions in the comparator peer group.

The base salaries for the NEOs for 2023 are shown in the table below.

Name	Base Salary ($)
Sherif Foda	$840,000
Stefan Angeli	$450,000
Dhiraj Dudeja	$450,000
Naif Al Hadrami	$207,600
Chokri Ben Amor	$249,600

The base salaries of Mr. Angeli and Mr. Dudeja were each increased from $300,000 to $450,000, effective October 1, 2023. Their actual base salary compensation for the year was $337,500 each. There were no other changes in the base salaries of any of the NEOs.

Short-Term Annual Incentive

The Company’s short-term annual incentive plan is designed to reward management for achieving certain financial and other strategic objectives that should result in the creation of incremental shareholder value.

The Compensation Committee selects and measures objectives that, while short-term in nature, will drive long-term growth and value for the Company. The Compensation Committee reviews and approves the financial and other objectives applicable to the NEOs and recommends the objectives of the CEO to the independent Directors of the Board. Individual incentive award opportunities are established as a percentage of base salary at the beginning of the year based on market competitive targets. The weighting of the target financial and non-financial objective metrics of the target metrics for our CEO and other NEOs are shown in the chart below, assuming maximum bonus payout. The payout range for the financial metrics is 0-150% and the payout range for non-financial metrics is 0-50%. The potential payments under the Threshold, Target, Superior and Exceptional levels can be found in the Grants of Plan-Based Awards in the Fiscal 2023 table.

Position	Financial	Non-Financial
CEO	75%	25%
Other NEO	67%	33%

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Financial Objectives - EBITDA/DSO

The Compensation Committee determined that it was appropriate in 2023 to tie the financial metric to achieving certain Revenue, EBITDA and DSO targets because they are drivers for shareholder value creation and thus align the interests of management with the shareholder. The payout range opportunities are based on achieving the Revenue and EBITDA and DSO targets. If the EBITDA target is met and the Revenue target is not met, then the objective is considered achieved, as the EBITDA target is the primary metric. Conversely, if the Revenue target is met but the EBITDA target was not achieved, then the objective is considered as not achieved given the primary metric of achieving EBITDA target was not met. Furthermore, the Compensation Committee may in its discretion approve exceptions if significant growth milestones were achieved, or may approve a “soft landing” if the Compensation Committee deems it appropriate. Any discretionary payout is typically interpolated based upon actual performance relative to established goals for the year. The Compensation Committee also may reduce individual payouts based on other discretionary performance criteria.

When considering the Company’s operating results for purposes of the financial portion of the short-term incentive, the Compensation Committee may adjust for unusual or infrequent gains or losses, depending on the nature of the item, to not cause executives to inappropriately be penalized or benefitted. EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. 2023 adjusted EBITDA was $262,306. Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes, and/or depreciation and amortization) of $37.6 million.

DSO is calculated as the December 31, 2022 total accounts receivable balance, including unbilled receivables and retention receivables, divided by the average revenue per day for the fourth quarter of 2023. The ending 2023 DSO ratio was 96 days.

The targets set for consolidated 2023 Revenue, EBITDA and DSO metrics are shown below.

Metric (1)	Target	Superior	Exceptional	Actual	Payout
Revenue	$1,170M	$1,252M	$1,345M	$1,148M	Target	(2)
EBITDA	$269M	$288M	$309M	$261M	Target	(3)
DSO	90	80	70	96	Target	(4)

(1)	The financial metric does not have a Threshold entry level.
(2)	Revenue objective overridden by EBITDA
(3)	EBITDA objective “soft landing” 95% achievement eligible for target payout. Actual achievement was 97% of target.
(4)	DSO objective “soft landing” 96% achievement eligible for target payout. Decreased the DSO with retentions by 8 days versus 2022 (104 TO 96) and without retention by 11 days versus 2022 which was 96.3% of the target (81 days vs 78 days target).

The allocation of financial metrics by individual under the plan are shown below.

NEO	Revenue/EBITDA	DSO	Total
Sherif Foda	70%	30%	100%
Stefan Angeli	50%	50%	100%
Dhiraj Dudeja	70%	30%	100%
Naif Al Hadrami	70%	30%	100%
Chokri Ben Amor	70%	30%	100%

The individual incentive award opportunities under the plan for this financial metric and actual results are shown below. Mr. Al Hadrami and Mr. Ben Amor have specific financial targets in their geographic area of responsibility which differ from the other named executive officers.

NEO	Target	Superior	Exceptional	Actual
Sherif Foda	100%	125%	150%	100%
Stefan Angeli	50%	75%	100%	50%
Dhiraj Dudeja	50%	75%	100%	50%
Naif Al Hadrami	25%	50%	75%	31%
Chokri Ben Amor	25%	50%	75%	17%

Non-Financial Objectives

Non-financial objectives for the NEOs are reviewed and approved by the Compensation Committee, as recommended by our CEO, and may vary among individuals. The Compensation Committee also reviews and recommends the non-financial objectives of the CEO for the approval of the Independent Directors. Examples of non-financial objectives are cost-saving projects, M&A, contract awards, QHSE targets, asset utilization, ESG specific metrics, new technology introduction, entry to new markets, employee statistics and other strategic projects.

The individual incentive award opportunities and achievements under the plan for the non-financial objectives’ metric are shown below. No achievement can exceed target payout as a percentage of base salary. The non-financial objectives metric does not have Superior or Exceptional levels.

NEO	Threshold	Target	Actual
Sherif Foda	0%	50%	50%
Stefan Angeli	0%	50%	50%
Dhiraj Dudeja	0%	50%	50%
Naif Al Hadrami	0%	25%	21%
Chokri Ben Amor	0%	25%	21%

Approved Payout

The total approved payout of short-term annual incentive for each individual is shown below.

NEO	Financial	Non-Financial	Total Payout
Sherif Foda	100%	50%	150%
Stefan Angeli	50%	50%	100%
Dhiraj Dudeja	50%	50%	100%
Naif Al Hadrami	31%	21%	52%
Chokri Ben Amor	17%	21%	38%

Long-Term Annual Equity Incentive Awards

Long-term equity incentive awards are designed to reward value creation from achieving operational performance objectives, thus aligning management and shareholders. Long-term incentives are the largest portion of compensation for our NEOs and are broadly granted to high-value employees throughout the organization.

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The Company currently only grants RSUs that vest ratably over three years and settle in shares of the Company’s stock. All shares are awarded under the 2018 Long Term Incentive Plan (“LTIP”) and follow all the terms and conditions of that plan.

The Compensation Committee reviews and approves the RSU awards applicable to the NEOs and recommends the award of the CEO to the Directors of the Board.

Award levels are targeted to equal up to two times the base salary of an individual and are designed to ensure alignment with longer-term financial and strategic goals that drive stockholder value creation and support the Company’s retention strategy for high value employees. These awards extend to key performers at all levels who are important for the company today as well as high potential employees who would lead the company in the near and long-term future.

As the Company has substantially exhausted the 5,000,000 ordinary shares reserved for issuance under the 2018 LTIP, no grants of RSUs were made to any of our NEOs in 2023. In addition, NESR’s CEO has waived his equity grant each year since inception of the Company in 2018, in order to distribute equity compensation to a broader pool of employees.

Mr. Angeli and Mr. Dudeja are parties to employment agreements that obligate the Company to issue certain awards under the LTIP within 10 days following the first date on which (i) the Company’s stock is relisted on the Nasdaq Stock Market (or a comparable exchange) and (ii) the Company has sufficient shares available under the LTIP to satisfy its obligations. Under the terms of the employment agreements, the Company was to grant an award of 100,000 shares to Mr. Angeli and 80,000 shares to Mr. Dudeja in 2022 (the “2022 Awards”), and 100,000 shares to each of Mr. Angeli and Mr. Dudeja in 2023 (the “2023 Awards”). One third of the 2022 Awards were to be issued as unrestricted shares at the grant date, and two thirds of the 2022 Awards were to be issued as RSUs that generally vest 50% on each of March 15, 2024 and 2025. The 2023 Awards were to be issued as RSUs that generally vest one third on each of March 15, 2024, 2025 and 2026. As the first vesting date has passed, the 2022 Awards and 2023 Awards that were intended to vest on March 15, 2024 will be issued as unrestricted shares at the grant date. If the Company’s stock is relisted on the Nasdaq Stock Market (or a comparable exchange) but the Company does not have sufficient shares under the LTIP to satisfy its obligations by June 15, 2025, the executives shall instead be paid an amount in cash equal to the value of shares that would have been covered by the 2022 Awards and the first two tranches of the 2023 Awards. If the Company’s stock is relisted on the Nasdaq Stock Market (or a comparable exchange) but the Company does not have sufficient shares under the LTIP to satisfy its obligations by June 15, 2026, the executives will be paid an amount in cash equal to the value of shares that would have been covered by the third tranche of the 2023 Awards. The employment agreements provide that in 2024 and thereafter during the term of the agreement, each of Mr. Angeli and Mr. Dudeja will be eligible to receive an LTIP award of up to 200% of their respective base salaries within 10 days following the filing of the Company’s audited financial statements for the previous year with the Securities and Exchange Commission. In addition to the foregoing, Mr. Angeli’s employment agreement provides that he will be entitled to receive an award of 300,000 RSUs within 10 days following the filing of the Company’s audited financial statements for 2023 with the SEC and the date the Company has sufficient shares available under the LTIP to satisfy its obligations.

Severance Benefits

Other than Mr. Angeli and Mr. Dudeja, who are each party to employment agreements that provide for certain termination benefits upon a qualifying termination of employment, our NEOs have no employment or severance contracts except as required by local laws, and our equity plan has limited change of control provisions.

Mr. Angeli and Mr. Dudeja are each party to employment agreements that provide certain termination benefits upon a qualifying termination of employment. The employment agreements provide that in the event of termination by the Company for any reason other than “cause” (as defined in the agreement), death or disability of the executive (Mr. Angeli or Mr. Dudeja, respectively), or by the executive for “good reason” (as defined in the employment agreement), the executive will be entitled to receive accrued pay and benefits through the date of termination, a pro-rata annual cash bonus based on performance through the date of termination, immediate vesting of all outstanding awards under the LTIP, and a severance benefit equal to two times the annual base salary and two times the annual target cash bonus plus a cash payment of $35,000. The severance benefit and vesting of the outstanding LTIP awards is conditioned upon continued compliance with the obligations and restrictive covenants in the Innovation, Nondisclosure, Noncompete and Proprietary Rights Agreement which each executive is a party to, and the execution of a release agreement. The severance benefit is payable in equal installments payable monthly for 24 months following termination.

Employment Agreements – Other Material Terms

Mr. Angeli and Mr. Dudeja are each party to employment agreements that provide for annual base salary, target bonus opportunities, equity-based incentive awards, and certain termination benefits upon a qualifying termination of employment. Each of these employment agreements has an initial term of 24 months from October 1, 2023, and annual renewal from year to year thereafter. The employment agreements each also provide for an annual base salary of $450,000, and a target bonus of 100% of base salary, for Mr. Angeli and Mr. Dudeja, respectively.

The employment agreements also provide for cash payments in exchange for continued services in the Company through December 31, 2024. The cash payment will be paid in the form of a lump sum cash bonus equal to the base salary paid in 2024 to Mr. Angeli and Mr. Dudeja, respectively, and is payable on or before January 15, 2025.

Retention Bonus Agreements

On June 8, 2023, NESR entered into a retention agreement with Mr. Angeli that provided for cash payments in exchange for continued service at the Company. The Company paid cash retention to Mr. Angeli under the retention agreement totaling $200,000 during 2023, with $300,000 payable as of December 31, 2023, and $300,000 payable as of March 31, 2024. The retention bonus payments are subject to any statutory clawback rules applicable at the effective date of the retention agreement.

On June 8, 2023, NESR entered into a retention agreement with Mr. Dudeja that provided for cash payments in exchange for continued service at the Company. The Company paid cash retention to Mr. Dudeja under the retention agreement totaling $200,000 during 2023, with $300,000 payable as of December 31, 2023, and $300,000 payable as of March 31, 2024. The retention bonus payments are subject to any statutory clawback rules applicable at the effective date of the retention agreement.

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Other Compensation

The Company offers competitive compensation packages to its NEOs, so perquisites are limited to expatriate assignments, relocation and perquisites customary in countries as part of a standard executive compensation package.

Employee Benefits and Health/Welfare Plans

All our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, as applicable in each country, which may include medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, and life insurance.

We believe the benefits and perquisites described above are an important aspect of attracting and retaining qualified individuals to serve as executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our NEOs’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our Company.

The value of perquisites paid in 2023 to certain NEOs are shown in the supplemental table to the Summary Compensation Table.

Hedging, Pledging and Short Sales

Under our Insider Trading Policy, unless prior approval is obtained from the Company’s compliance officer, we prohibit hedging, pledging and short sales of Company securities by our executive officers, directors, and certain other employees designated as insiders (and, in each case, their controlled affiliates).

Compensation Clawback Policy

In 2021, the Company adopted an executive compensation clawback (“recoupment”) policy, which is now a part of the Company’s corporate governance principles. Under the Company’s recoupment policy, the Board may require any NEOs included in the Summary Compensation Table of this proxy statement to reimburse the Company for any incentive-based compensation plans, including any cash bonus and/or equity awards provided to the NEO where the Board determines that the NEO’s act or failure to act contributed to the need for the restatement of Company financial statements filed with the Securities and Exchange Commission and such action or inaction (a) willfully caused or was intended to cause a material violation of the policies of the Company or (b) resulted in the NEO’s termination of employment for cause. The clawback policy can be applied to any employees, managers or executives of the Company designated by the CEO. We intend to adopt a recoupment policy that is compliant with the new SEC and Nasdaq requirements under Section 954 of the Dodd-Frank Act prior to relisting on the Nasdaq Stock Market.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with the Company’s management and based on such review and discussion, has determined that the Compensation Discussion and Analysis should be included in this proxy statement.

Submitted by the Compensation Committee of NESR Board of Directors

●	Thomas Wood (Chair)

●	Andrew Waite

●	Antonio Campo Mejia

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Executive Compensation Tables

Summary Compensation Table

The following table sets forth the compensation paid by the Company and its subsidiaries to its Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers of the Company.

Name & Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($) (2)	Stock Awards Waived ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	Change in Pension Value and NQDC Earnings ($) (6)	All Other Compensation ($) (7)	Total ($)
Sherif Foda	2023	840,000	-	-	-	-	1,260,000	-	-	2,100,000
Chairman & Chief Executive Officer	2022	840,000	-	-	-	-	-	-	-	840,000
	2021	840,000	-	-	1,680,000	-	-	-	-	840,000

Stefan Angeli (8)	2023	337,500	500,000	850,000	-	-	412,500	-	-	2,100,000
Chief Financial Officer	2022	300,000	-	-	-	-	150,000	-	-	450,000
	2021	-	-	-	-	-	-	-	-	-

Dhiraj Dudeja	2023	337,500	500,000	765,000	-	-	337,500	-	-	1,940,000
Chief Commercial Officer	2022	300,000	-	-	-	-	150,000	-	-	450,000
	2021	300,000	-	715,200	-	-	150,000	-	-	1,165,200

Naif Al-Hadrami	2023	207,600	-	-	-	-	108,069	-	106,227	421,896
Executive Director, Saudi Arabia	2022	207,600	-	261,600	-	-	39,448	-	108,917	617,565
	2021	207,600	-	238,400	-	-	47,753	-	113,066	606,819

Chokri Ben Amor	2023	249,600	-	-	-	-	95,347	-	138,528	483,475
Executive Director & VP, QHSE	2022	249,600	-	-	-	-	51,168	-	140,946	441,714
	2021	249,600	-	706,800	-	-	28,783	-	138,008	1,123,191

(1) The amounts in “Bonus” represent the retention bonus payments to Mr. Angeli and Mr. Dudeja.

(2) Reflects the aggregate grant date fair value of our awards to certain of our named executive officers of RSUs of our common stock consistent with FASB Accounting Standards Codification Topic 718 “Compensation-Stock Compensation” (“ASC Topic 718”). See discussion of Long-Term Annual Equity Incentive Awards in the Compensation section above. The RSUs granted to Mr. Angeli and Mr. Dudeja in 2023 represent the 2022 Awards and 2023 Awards granted under their respective employment agreements. For more information about the 2022 Awards and the 2023 Awards, see “Compensation Discussion and Analysis— 2023 Executive Compensation — Long Term Annual Equity Incentive Awards above.

(3) Mr. Foda waived receiving RSUs in 2021 and since inception of the Company in order to increase the number of shares available to grant to a broader pool of employees.

(4) No options were awarded in 2021, 2022 or 2023.

(5) The amounts in “Non-Equity Incentive Compensation” reflect the cash incentive earned in that year but paid in the subsequent year. See discussion of Short-Term Annual Incentive in the Compensation section above. Mr. Foda waived his cash incentive compensation for both 2021 and 2022.

(6) In 2021, 2022 and 2023, no NEO was a participant in any pension plan or non-qualified deferred compensation plan.

(7) See the Supplemental Table for additional detail on All Other Compensation.

(8) Mr. Angeli’s employment commenced on February 8, 2022.

Supplemental Table: All Other Compensation

The following table details the components of the All Other Compensation column of the Summary Compensation Table for 2023.

Name	Year	Housing Allowance ($)(1)	Transportation Allowance ($)(1)	Dependent Education Allowance ($)(1)	Relocation Allowance ($)	Total ($)
Chokri Ben Amor	2023	82,992	14,976	40,560	-	138,528
	2022	82,992	14,976	42,978	-	140,946
	2021	82,992	14,976	40,040	-	138,008
Naif Al Hadrami	2023	69,200	-	37,027	-	106,227
	2022	69,200	-	39,717	-	108,917
	2021	69,200	6,000	37,866	-	113,066

(1) Housing, transportation and dependent education allowances are standard benefits as part of the NESR expatriate compensation structure. Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company based on actual costs incurred.

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Grants of Plan-Based Awards

The following plan-based awards were approved in 2023 for our NEOs.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)				All Other Stock Awards: Number of Shares of Stock or	Grant Date Fair Value of Stock and Option
	Grant	Threshold	Target	Superior	Exceptional	Units	Awards
Name	Date	($)	($)	($)	($)	(#) (2)	($)(3)
Sherif Foda	5/9/2023	-	1,260,000	1,470,000	1,680,000
	-					0	0
Stefan Angeli	5/9/2023	-	337,500	421,875	506,250
	-					0	0
Dhiraj Dudeja	5/9/2023	-	337,500	421,875	506,250
	-					0	0
Naif Al-Hadrami	5/9/2023	-	103,800	155,700	207,600
	-					0	0
Chokri Ben Amor	5/9/2023	-	124,800	187,200	249,600
	-					0	0

(1) The opportunities for each NEO under the 2018 Short-Term Incentive Plan. The potential payouts are performance-driven and completely at risk. For additional information on the 2023 Short-Term Incentive Plan, refer to the Compensation Discussion and Analysis. The amounts actually paid to each Named Executive Officer are reflected in the Summary Compensation Table above. Mr. Angeli’s and Mr. Dudeja’s short term incentive award targets were adjusted on a prorated basis to account for their pay increase as of October 1, 2023.

(2) All RSUs are granted under the NESR 2018 Long Term Incentive Plan. For additional information on RSUs, refer to the Compensation Discussion and Analysis.

(3) Reflects the aggregate grant date fair value of our awards to our named executive officers of RSUs consistent with ASC Topic 718.

Outstanding Equity Awards at Fiscal Year-End 2023

The following table provides information about unvested RSU awards for each of our NEOs as of December 31, 2023. The vesting schedule for each grant can be found in the footnotes to this table, based on the grant date.

		Stock Awards
Name	Grant Date(1)	Number of Shares or Units of Stock Not Vested (#)(3)	Market Value of Shares or Units of Stock Not Vested ($)(4)
Sherif Foda(2)	-	-	-
Stefan Angeli	-	-	-
Dhiraj Dudeja	3/19/2021	20,000	122,000
Naif Al-Hadrami	3/19/2021	6,667	40,669
	6/1/2022	20,000	122,000
Chokri Ben Amor	3/19/2021	13,334	81,337
	8/14/2021	6,667	40,669

(1)	No grants of RSUs were made to our NEOs in 2023.
(2)	Mr. Foda waived receiving RSUs in 2021 and since inception of the Company in order to increase the number of shares available to grant to a broader pool of employees.
(3)	The forfeiture restrictions associated with time-based RSUs lapse in one-third increments on the first through third anniversary dates of the grant date.
(4)	The market value was based on the closing price of $6.10 at December 31, 2023.

2023 Option Exercises and Stock Vested

The following options were exercised and RSUs vested in 2023 for our NEOs.

	Stock Awards
	Number of Shares		Value Realized
	Acquired on Vesting		on Vesting
Name	(#)		($) (1)
Sherif Foda	-		-
Stefan Angeli	-		-
Dhiraj Dudeja	36,667	(2)	187,635
Naif Al-Hadrami	26,667	(3)	124,502
Chokri Ben Amor	30,000	(4)	146,300

(1)	The value realized on vesting was based on the vest date stock price of $5.04 for March 18, 2023 and March 19, 2023 vesting, and $4.05 for August 14, 2023 vesting.
(2)	16,667 shares granted on August 14, 2020 vested on August 14, 2023 and 20,000 shares granted on March 19, 2021 vested on March 19, 2023.
(3)	10,000 shares granted on November 1, 2020 vested on August 14, 2023, 6,667 shares granted on March 19, 2021 and vested on March 19, 2023, and 10,000 shares granted on June 1, 2022 and vested on March 18, 2023.
(4)	10,000 shares granted on March 16, 2020 vested on March 16, 2023, 13,333 shares granted on March 19, 2021 and vested on March 19, 2023, and 6,667 shares granted on August 14, 2021 and vested on August 14, 2023.

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Potential Payments Upon Termination or Change in Control for 2023

Potential Payments Upon Termination

Mr. Angeli and Mr. Dudeja are each party to employment agreements that provide certain termination benefits upon a qualifying termination of employment. Assuming Mr. Angeli and Mr. Dudeja each experienced a termination by the Company for any reason other than “cause” (as defined in each employment agreement), death or disability, or by their resignation for “good reason” (as defined in each employment agreement) on December 31, 2023, the potential payments and benefits they each would have become entitled to receive pursuant to their employment agreements, as calculated in accordance with SEC rules, would have been valued as follows, which may not be reflective of actual values in the event of an actual termination:

●	Cash Severance. Mr. Angeli and Mr. Dudeja would have each received payments equal to: (i) the sum of 1/12 of their annual base salary and 1/12 of their target annual cash bonus (each in effect on the termination date) for 24 months, $1,800,000 (the “Severance Benefit”); (ii) a cash payment of $35,000; and (iii) a pro-rata annual cash bonus based on performance through the termination date.

●	Equity Treatment. All outstanding awards under the LTIP would immediately vest.

●	Accrued Amounts. Mr. Angeli and Mr. Dudeja would have each received any accrued pay and benefits through the termination date.

The Severance Benefit and vesting of the outstanding LTIP awards is conditioned upon continued compliance with the obligations and restrictive covenants in the Innovation, Nondisclosure, Noncompete and Proprietary Rights Agreement which each executive is a party to, and the execution of a release agreement within 45 days of the effective date of the executive’s termination. In the event that termination takes place within 3 months prior to or 18 months following a change in control of the Company (as defined in the employment agreement), then the Severance Benefit will be payable in a single lump sum payment on the 60th day following the effective date of termination of the executive’s employment.

Assuming Mr. Angeli and Mr. Dudeja each experienced a termination upon death or disability, they each would have become entitled to: (i) accrued pay and benefits through the termination date, (ii) a pro-rata cash bonus based on performance through the termination date and (iii) full vesting of all outstanding awards under the LTIP.

Change in Control

Mr. Angeli and Mr. Dudeja are each party to employment agreements that provide certain termination benefits upon a change in control. If during the term of their employment and within three months prior to or 18 months following a change in control, the executives are terminated by the Company other than for “cause”, death or disability, or by their resignation for “good reason”, the executives shall be entitled to:

● Cash Severance. Mr. Angeli and Mr. Dudeja would each receive payments equal to: (i) the sum of 24 months’ of base salary and two times their target annual cash bonus (each in effect on the termination date), $1,800,000; and (ii) a cash payment of $35,000 (together, the “Change in Control Severance Benefit”).

● Equity Treatment. All outstanding awards under the LTIP would immediately vest.

● Accrued Amounts. Mr. Angeli and Mr. Dudeja would each receive any accrued pay and benefits through the termination date.

The Change in Control Severance Benefit and vesting of the outstanding LTIP awards is conditioned upon continued compliance with the obligations and restrictive covenants in the Innovation, Nondisclosure, Noncompete and Proprietary Rights Agreement which each executive is a party to, and the execution of a release agreement within 45 days of the effective date of the executive’s termination. In the event that termination takes place within 3 months prior to or 18 months following a change in control of the Company (as defined in the employment agreement), then the Severance Benefit will be payable in a single lump sum payment on the 60th day following the effective date of termination of the executive’s employment.

Under our LTIP, in the event of a change of control, as defined in the LTIP, our Board of Directors, in its sole discretion, may provide for the vesting of all outstanding awards or may cancel any awards and deliver cash to the holders in an amount the Board determines is equal to the fair market value of such awards on the date of such event. The award agreement for restricted shares allows for accelerated vesting in the event an employee is terminated without cause within six months following the consummation of a change in control.

The following table sets forth the value of the unvested equity awards held by each NEO at December 31, 2023 that would become vested upon a change in control assuming the Board elects to accelerate the vesting of equity awards or the employee is terminated without cause within six months following the consummation of a change in control. Due to the various factors that could affect the nature and amount of any benefits provided upon these events, any amounts actually paid or distributed may be different.

Name	Amount ($)(1)
Sherif Foda	-
Stefan Angeli	-
Dhiraj Dudeja	122,000
Naif Al-Hadrami	162,669
Chokri Ben Amor	122,006

(1)	Calculated based on the closing price of NESR common stock of $6.10 on December 31, 2023 and the number of outstanding, unvested RSUs held at that date.

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CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the total compensation of Mr. Foda, our CEO, to the annual total compensation of our median employee, without adjustment for cost of living. Based on the methodology described below, our CEO’s total compensation for the full year 2023 was 61 times that of our median employee.

In 2023, our median employee was a full-time employee working in Saudi Arabia. We used a consistently applied compensation measure to identify our median employee using data as of December 31, 2023 by comparing the amount of salary or wages, bonuses and any other cash compensation reflected in our payroll records for all individuals who were employed by us on December 31, 2023, excluding our CEO. We converted the total compensation in the local currency of non-US employees to US Dollars, using the year-end exchange rate. We calculated all of the elements of the median employee’s compensation for 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. The resulting 2023 total compensation of our median employee was $34,581. The 2023 compensation of our CEO was $2,100,000 as reflected in the summary compensation table. We did not make any material assumptions, adjustments or estimates with respect to total compensation, including that no cost-of-living adjustments were applied.

Because the pay ratio rule for identifying the median employee allows companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio for our Company.

Director Compensation

Our Director compensation philosophy is to appropriately compensate our non-employee Directors for their services as a Director of a complex multi-national company. The compensation structure should align the interests of Directors and shareholders. Directors who are also employees of NESR do not receive compensation for serving on the Board. We believe that our Director fee structure is customary and reasonable and consistent with that of our peers and similarly situated companies in the industry in which we operate.

Director Fees

All non-employee Directors receive an annual retainer of $50,000, paid in quarterly installments, and pro-rated for any partial year of service. In addition, the chairs of the Compensation and Nomination Committee receive an additional $15,000 annual retainer and the chair of the Audit Committee receives an annual retainer of $20,000, paid in quarterly installments, and pro-rated for any partial years of service.

Non-employee Directors are permitted to waive Director’s fees.

Director Equity Awards

All non-employee Directors are entitled to receive an annual equity award with a grant date value of approximately $100,000, consisting of restricted shares that vest over one year. As the Company has substantially exhausted the 5,000,000 ordinary shares reserved for issuance under the 2018 LTIP, the Board expects to issue 2023 stock awards once the Company’s shareholders approve the reservation of an additional 6,500.000 ordinary shares for issuance under the long term incentive plan, and the shares therefrom are covered by an effective registration statement on file with the SEC. The actual number of restricted shares to be issued will be calculated by dividing $100,000 by the closing price of our common stock on the OTC Markets OTC Pink marketplace on the date of grant. Upon award, all shares will follow all the terms and conditions of the new long term incentive compensation plan. All shares are awarded under the LTIP and follow all the terms and conditions of the RSUs.

Non-employee Directors are permitted to waive Director’s equity awards.

Director Pay Review

Our Compensation Committee annually reviews and periodically recommends updates to our non-employee Director compensation program. Recommendations factor in our director compensation philosophy, changes in market practice and the scope and responsibilities of the Directors’ service.

Director Compensation

The following table provides information on the compensation earned, paid or awarded to our current non-employee Directors during 2023.

	Fees Earned or	Waived Fees Earned or	Stock	Waived Stock
	Paid in Cash	Paid in Cash	Awards	Awards	Total
Name	($) (1)	($)	($)	($)	($)
Thomas Wood	65,000	-	-		65,000
Antonio Camp Mejia	65,000	-	-		65,000
Andrew Waite	70,000	-	-		70,000
Yousif Al Nowais	50,000	-	-		50,000
Hala Zeibak	50,000	(50,000)	-		-

(1)	The directors elected to defer payment of fees earned in 2023.

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SHARE OWNERSHIP OF OUR DIRECTORS AND EXECUTIVE OFFICERS

The table below shows the number and percentage of our outstanding ordinary shares beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group as of May 10, 2024.

	Beneficial Interest in Ordinary Shares
Officer and/or Director	Number of shares	Percentage (a)
Sherif Foda (b)	2,965,325	3.11%
Stefan Angeli	-	*
Dhiraj Dudeja	328,263	*
Antonio J. Campo Mejia	726,922	*
Yousef Al Nowais(c)	5,358,396	5.62%
Andrew Waite	42,103	*
Thomas Wood	905,176	*
All officers and directors as a group	10,387,217	10.89%

* less than 1%

(a)	Based on issued and outstanding shares of 95,408,453 as of May 10, 2024.
(b)	Mr. Foda owns 2,965,325 ordinary shares, inclusive of 2,000,000 shares held by NESR Holdings, Ltd., our Sponsor. Mr. Foda has exclusive voting and dispositive power over the ordinary shares held by NESR Holdings Ltd.
(c)	Includes 5,358,396 ordinary shares held by Al Nowais Investments LLC over which Mr. Al Nowais shares dispositive power.

MAJOR SHAREHOLDERS

The following table sets forth information as of May 10, 2024 for each shareholder whom we know to beneficially own more than five percent of our outstanding ordinary shares:

	Ordinary Shares Held
Shareholders	Number of shares (in thousands)	Percentage of Ordinary Shares Outstanding(1)
Olayan Saudi Holding Company	17,025	17.84%
Mubbadrah Investment LLC(2)	8,502	8.91%
SCF-VIII, L.P. (3)	7,992	8.38%
Encompass Capital Advisors LLC	7,337	7.69%
FMR LLC (4)	5,522	5.79%
Al-Nowais Investments LLC	5,358	5.62%

(1)	Based on issued and outstanding shares of 95,408,453 as of May 10, 2024.
(2)	Includes NESR ordinary shares owned by Mubbadrah Investment LLC, Hilal Al Busaidy and Yasser Al Barami.
(3)	SCF-VIII, L.P. (of which SCF GP, an affiliate of SCF Partners, is the indirect beneficial owner) is the direct owner of 7,991,667 ordinary shares.
(4)	Includes NESR ordinary shares owned by FMR LLC and Abigail P. Johnson.

Our major shareholders have no different voting rights from those of the rest of our shareholders.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Nine Energy Service, Inc. (“Nine”)

The Company purchased $1.5 million, 0.8 million and $1.2 million for the years ended December 31, 2023, 2022, and 2021, respectively of products and rentals from Nine. One of the Company’s directors, Andrew Waite, also serves as a director of Nine. As of December 31, 2023 and 2022, the Company had total liabilities $0.4 million and $0.2 million, respectively on its Consolidated Balance Sheets related to these purchases.

The Company has a comprehensive conflict of interest policy as part of its Code of Conduct.

PROPOSAL NO. 3
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee Report

During 2023, the Audit Committee periodically reviewed and discussed the Company’s consolidated financial statements with Company management and GT, the Company’s independent registered public accounting firm, including matters raised by the independent registered public accounting firm pursuant to applicable Public Company Accounting Oversight Board (“PCAOB”) requirements. The Audit Committee also discussed with Company management and GT the evaluation of the Company’s reporting and internal controls undertaken in connection with certifications made by the Company’s Chief Executive Officer and Chief Financial Officer in the Company’s periodic SEC filings pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee also reviewed and discussed such other matters as it deemed appropriate, including the Company’s compliance with Section 404(a) and other relevant provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed to be adopted by the SEC and the Nasdaq. The Audit Committee also reviewed with GT the matters required to be discussed by the independent registered public accounting firm with the Audit Committee under applicable requirements of the PCAOB and the SEC.

Based on the foregoing reviews and discussions, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 30, 2024.

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During the Company’s two most recent fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through March 2024, neither the Company nor anyone acting on its behalf consulted with GT regarding any of the matters described in Items 304(a)(2)(i) and (ii) of Regulation S-K.

While the Audit Committee is responsible for appointing, compensating and overseeing the independent auditor’s work, we are requesting, as a matter of good corporate governance, that our shareholders ratify the appointment of GT as our independent registered public accounting firm for the fiscal year ending December 31, 2024. We believe the appointment of GT as our independent registered public accounting firm for 2024 is in the best interests of the Company and our shareholders.

If our shareholders do not ratify this appointment, the Audit Committee will reconsider whether to retain GT and may retain that firm or another firm without resubmitting the matter to our shareholders. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if it determines that such change would be in the best interests of the Company and our shareholders.

Submitted by the Audit Committee of NESR Board of Directors

●	Andrew Waite (Chair)

●	Antonio Campo Mejia

●	Thomas Wood

The Board recommends a vote FOR ratification of GT as independent registered public accounting firm for the fiscal year ended December 31, 2024.

Fees Paid to Auditor

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by GT, an independent registered accounting firm and our principal external auditors, for the periods indicated.

	Period from	Period from
	January 1	January 1
	to December 31,	to December 31,
	2023	2022

Audit fees(a)	$2,750	$2,450
Audit-related fees(b)	50	85
Tax fees(c)	-	-
All other fees(d)	-	-
Total	$2,800	$2,535

(a)	Audit fees represent fees for services provided in connection with the audit of our consolidated financial statements, and audit services provided in connection with other statutory or regulatory filings.

(b)	Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.

(c)	Tax fees represent fees for professional services rendered for tax compliance, tax advice and tax planning.

(d)	All other fees include services other than services reported above.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent auditors; and the internal audit function. The Audit Committee has adopted in its charter a policy regarding the pre-approval of audit and permissible non-audit services provided by the Company’s independent auditors.

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2023 and 2022 were approved by the Audit Committee pursuant to the pre-approval policy.

PROPOSAL NO. 4
APPROVAL OF RESERVATION OF 6,500,000 ORDINARY SHARES FOR ISSUANCE UNDER THE LTIP

Overview of Proposal

In this Proposal, we are requesting that our shareholders approve an amendment and restatement to, among other things, reserve the reservation of an additional 6,500,000 ordinary shares for issuance under the National Energy Services Reunited Corp. 2018 Long Term Incentive Plan (the “LTIP”), bringing the total number of shares authorized for issuance under the LTIP to 11,500,000. Except for the increase in the number of available shares the LTIP, as amended and restated, is substantially identical to the current LTIP. The LTIP was originally approved by the shareholders on May 18, 2018. The LTIP is described in more detail below. A copy of the LTIP is incorporated by reference as Annex F to our Proxy Statement, filed with the Commission on February 14, 2018.

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Reasons for the Requested Authorization of Additional Shares for Issuance under the LTIP

The purpose of the LTIP is to enhance NESR’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to NESR by providing these individuals with equity ownership opportunities. We believe that the LTIP is essential to our success. Equity awards are intended to motivate high levels of performance and align the interests of our directors, employees and consultants with those of our shareholders by giving directors, employees and consultants the perspective of an owner with an equity stake in NESR and providing a means of recognizing their contributions to the success of NESR. Our Board of Directors and management believe that equity awards are necessary to remain competitive in our industry and are essential to recruiting and retaining the highly qualified employees who help and will help NESR meet its goals.

We have substantially exhausted the shares originally reserved for issuance under the LTIP in 2018. As of May 24, 2024, the number of shares available for issuance under the LTIP was 227,633. The number of shares available for issuance under the LTIP has been below the level required for historical LTIP awards since 2022. As a consequence, no LTIP awards were made to certain senior executives in 2022 or 2023, and no regular LTIP awards were made more broadly to employees in 2023. If more shares are not authorized for issuance under the LTIP, it is likely that we will need to compensate by adjusting cash compensation for employees who have previously received LTIP awards. This could decrease alignment between employees and shareholders.

In determining the number of additional shares to reserve for issuance under the LTIP, we considered a number of factors, including:

Measures of Equity Utilization under the LTIP compared to Industry Peers. We considered the historical amounts of equity awards that we have granted in the past several years, using several measures that we believe are relevant to analysis of the equity utilization. The principal measures that we considered were:

Overhang: a snapshot of total potential dilution attributable to outstanding and potential share grants, calculated as:

Overhang =	shares available for grant plus unvested awards outstanding
Ordinary shares outstanding

Run Rate (1:1): common measure of annual dilution rate, calculated as:

Run Rate =	options granted + restricted shares granted + performance shares granted weighted average ordinary shares outstanding for the year

Burn Rate (value-adjusted) (new for 2023): an adjusted measure of run rate where the calculated is based on the grant-date value of awards. It is calculated as:

Burn Rate =	(options granted x company disclosed Black Scholes value) + (# full share awards x price)
weighted average ordinary shares outstanding for the year x stock price

Our Run Rate (1:1) and value adjusted Burn Rate for 2022 were 1.1%, which places us in the bottom quartile of our industry peer group. Our Overhang of 2.2% was the lowest among our industry peer group. We believe we have been prudent in the use of the shares reserved for issuance under the LTIP, and that it is reasonable to authorize additional shares for issuance as requested in this proxy statement.

Forecasted Grant Practices. We expect to continue our practice of granting RSUs to our employees in a broad-based manner. As noted in the Compensation Discussion and Analysis section, award levels are targeted to equal up to two times the base salary of an individual and are designed to ensure alignment with longer-term financial and strategic goals that drive stockholder value creation and support the Company’s retention strategy for high value employees. These awards extend to key performers at all levels who are important for the company today as well as high potential employees who would lead the company in the near and long-term future.

We expect to review our award practices from time to time, adjusting our practice to align with market conditions and the practices of our comparator peer group.

Summary of the LTIP

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries, are eligible to receive awards under the LTIP.

The LTIP is administered by our Board of Directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator), subject to the limitations imposed under the LTIP, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator has the authority to take all actions and make all determinations under the LTIP, to interpret the LTIP and award agreements and to adopt, amend and repeal rules for the administration of the LTIP as it deems advisable. The plan administrator also has the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the LTIP, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the LTIP.

Shares Available for Awards

An aggregate of 5,000,000 ordinary shares were made available for issuance under the LTIP at the time the plan was adopted and approved in 2018. Shares issued under the LTIP may be authorized but unissued shares, shares purchased on the open market or treasury shares.

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If all or any part of an award under the LTIP expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will again be available for new grants under the LTIP. Further, shares delivered to satisfy the purchase price and/or tax withholding obligation for any award other than an option or stock appreciation right will again be available for new grants under the LTIP. However, the LTIP does not allow the shares available for grant under the LTIP to be recharged or replenished with shares that:

●	are tendered or withheld to satisfy the exercise price of an option;

●	are tendered or withheld to satisfy tax withholding obligations for any award that is an option or stock appreciation right;

●	are subject to a stock appreciation right but are not issued in connection with the stock settlement of the stock appreciation right; or

●	are purchased on the open market with cash proceeds from the exercise of options.

Awards granted under the LTIP in substitution for any options or other stock or stock-based awards granted by an entity before the entity’s merger or consolidation with us (or any of our subsidiaries) or our (or any of our subsidiary’s) acquisition of the entity’s property or stock will not reduce the shares available for grant under the LTIP, but will count against the maximum number of shares that may be issued upon the exercise of incentive stock options.

Individual Award Limits

The maximum aggregate number of ordinary shares with respect to which one or more awards of restricted stock, restricted stock units, or other stock or cash based awards that are denominated in shares that may be granted under the LTIP to any one person during any fiscal year is 250,000 ordinary shares. However, these numbers may be adjusted to take into account equity restructurings and certain other corporate transactions as described below. The maximum amount of cash that may be paid to any one person during any fiscal year with respect to one or more awards payable in cash and not denominated in shares is $1,250,000.

Awards

The LTIP provides for the grant of stock options, including incentive stock options (“ISOs”) and nonqualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock, dividend equivalents, restricted stock units (“RSUs”) and other stock or cash based awards. Certain awards under the LTIP may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). All awards under the LTIP are set forth in award agreements, which detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

Stock Options and SARs. Stock options provide for the purchase of ordinary shares in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

Restricted Stock. Restricted stock is an award of nontransferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. Upon issuance of restricted stock, recipients generally have the rights of a stockholder with respect to such shares, which generally include the right to receive dividends and other distributions in relation to the award; however, dividends may be paid with respect to restricted stock with performance-based vesting only to the extent the performance conditions have been satisfied and the restricted stock vests. The terms and conditions applicable to restricted stock will be determined by the plan administrator, subject to the conditions and limitations contained in the LTIP.

RSUs. are contractual promises to deliver ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on ordinary shares prior to the delivery of the underlying shares (i.e., dividend equivalent rights); however, dividend equivalents with respect to an award with performance-based vesting that are based on dividends paid prior to the vesting of such award will only be paid out to the holder to the extent that the performance-based vesting conditions are subsequently satisfied and the award vests. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the LTIP.

Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, ordinary shares or other property. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance-Based Awards

The plan administrator determines whether specific awards are intended to be linked to attainment of specific performance goals. Awards that are linked to attainment of performance goals are conditioned on the attainment of pre-established, objective performance goals set by the plan administrator and based on stockholder-approved performance criteria, as described below.

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For purposes of the LTIP, one or more of the following performance criteria are used in setting performance goals applicable to performance-based awards, either for the entire company or a subsidiary, division, business unit or an individual, and may be used in setting performance goals applicable to other stock or cash based awards: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; individual business objectives; production or growth in production; reserves or added reserves; growth in reserves per share; inventory growth; environmental, health and/or safety performance; effectiveness of hedging programs; improvements in internal controls and policies and procedures; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Prohibition on Repricing

Under the LTIP, the plan administrator may not, except in connection with equity restructurings and certain other corporate transactions as described below, without the approval of our stockholders, authorize the repricing of any outstanding option or SAR to reduce its price per share, or cancel any option or SAR in exchange for cash or another award when the price per share exceeds the Fair Market Value (as defined in the LTIP) of the underlying shares.

Certain Transactions

In connection with certain corporate transactions and events affecting our Common Stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the LTIP to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the LTIP and replacing or terminating awards under the LTIP. In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to the LTIP and outstanding awards as it deems appropriate to reflect the transaction.

Provisions of the LTIP Relating to Director Compensation

The LTIP provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the LTIP’s limitations. The plan administrator will from time to time determine the terms, conditions and amounts of all non-employee director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value of any equity awards granted under the LTIP as compensation for services as a non-employee director during any fiscal year may not exceed $200,000. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, subject to the limitations in the LTIP.

Plan Amendment and Termination

Our board of directors may amend or terminate the LTIP at any time; however, no amendment, other than an amendment that increases the number of shares available under the LTIP, may materially and adversely affect an award outstanding under the LTIP without the consent of the affected participant and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The LTIP will remain in effect until the tenth anniversary of the earlier of (i) the date our board of directors adopted the LTIP and (ii) the date our stockholders approve the LTIP, unless earlier terminated by our board of directors. No awards may be granted under the LTIP after its termination.

Foreign Participants, Clawback Provisions, Transferability and Participant Payments

The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish plans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company clawback policy as set forth in such clawback policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the LTIP are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the LTIP, and exercise price obligations arising in connection with the exercise of stock options under the LTIP, the plan administrator may, in its discretion, accept cash, wire transfer or check, ordinary shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

Material U.S. Federal Income Tax Consequences

The following summary is based on an analysis of the Code as currently in effect, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change. Moreover, the following is only a summary of United States federal income tax consequences. Actual tax consequences to participants may be either more or less favorable than those described below depending on the participant’s particular circumstances.

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ISOs. No income will be recognized by a participant for federal income tax purposes upon the grant or exercise of an ISO. The basis of shares transferred to a participant upon exercise of an ISO is the price paid for the shares. If the participant holds the shares for at least one year after the transfer of the shares to the participant and two years after the grant of the option, the participant will recognize capital gain or loss upon sale of the shares received upon exercise equal to the difference between the amount realized on the sale and the basis of the stock. Generally, if the shares are not held for that period, the participant will recognize ordinary income upon disposition in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares, or if less, the gain on disposition. Any additional gain realized by the participant upon the disposition will be a capital gain. The excess of the fair market value of shares received upon the exercise of an ISO over the option price for the shares is generally an item of adjustment for the participant for purposes of the alternative minimum tax. Therefore, although no income is recognized upon exercise of an ISO, a participant may be subject to alternative minimum tax as a result of the exercise.

NSOs. No income is expected to be recognized by a participant for federal income tax purposes upon the grant of an NSO. Upon exercise of an NSO, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares. Income recognized upon the exercise of an NSO will be considered compensation subject to withholding at the time the income is recognized, and, therefore, the participant’s employer must make the necessary arrangements with the participant to ensure that the amount of the tax required to be withheld is available for payment. NSOs are designed to provide the employer with a deduction equal to the amount of ordinary income recognized by the participant at the time of the recognition by the participant, subject to the deduction limitations described below.

SARs. There is expected to be no federal income tax consequences to either the participant or the employer upon the grant of SARs. Generally, the participant will recognize ordinary income subject to withholding upon the receipt of payment pursuant to SARs in an amount equal to the aggregate amount of cash and the fair market value of any common stock received. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Restricted Stock. If the restrictions on an award of shares of restricted stock are of a nature that the shares are both subject to a substantial risk of forfeiture and are not freely transferable (within the meaning of Section 83 of the Code), a U.S. resident participant will not recognize income for federal income tax purposes at the time of the award unless the participant affirmatively elects to include the fair market value of the shares of restricted stock on the date of the award, less any amount paid for the shares, in gross income for the year of the award pursuant to Section 83(b) of the Code. In the absence of this election, the participant will be required to include in income for federal income tax purposes on the date the shares either become freely transferable or are no longer subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code), the fair market value of the shares of restricted stock on such date, less any amount paid for the shares. The employer will be entitled to a deduction at the time of income recognition to the participant in an amount equal to the amount the participant is required to include in income with respect to the shares, subject to the deduction limitations described below. If a Section 83(b) election is made by U.S. participants within 30 days after the date the restricted stock is received, the participant will recognize ordinary income at the time of the receipt of the restricted stock, and the employer will be entitled to a corresponding deduction, equal to the fair market value of the shares at the time, less the amount paid, if any, by the participant for the restricted stock. If a Section 83(b) election is made, no additional income will be recognized by the U.S. participant upon the lapse of restrictions on the restricted stock, but, if the restricted stock is subsequently forfeited, the U.S. participant may not deduct the income that was recognized pursuant to the Section 83(b) election at the time of the receipt of the restricted stock.

Dividends paid to a participant holding restricted stock before the expiration of the restriction period will be additional compensation taxable as ordinary income to the participant subject to withholding, unless the participant is a U.S. resident who made an election under Section 83(b). Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the dividends includible in the participant’s income as compensation. If the participant has made a Section 83(b) election, the dividends will be dividend income, rather than additional compensation, to the participant.

If the restrictions on an award of restricted stock are not of a nature that the shares are both subject to a substantial risk of forfeiture and not freely transferable, within the meaning of Section 83 of the Code, the participant will recognize ordinary income for federal income tax purposes at the time of the transfer of the shares in an amount equal to the fair market value of the shares of restricted stock on the date of the transfer, less any amount paid therefore. The employer will be entitled to a deduction at that time in an amount equal to the amount the participant is required to include in income with respect to the shares, subject to the deduction limitations described below.

RSUs. There will be no federal income tax consequences to either the participant or the employer upon the grant of RSUs. Generally, the participant will recognize ordinary income subject to withholding upon the receipt of cash and RSUs in an amount equal to the aggregate of the cash received and the fair market value of the common stock so transferred. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Generally, a participant will recognize ordinary income subject to withholding upon the payment of any dividend equivalents paid with respect to an award in an amount equal to the cash the participant receives. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Limitations on the Employer’s Compensation Deduction. Section 162(m) of the Code limits the deduction certain highly paid executives of the employer to the extent the compensation paid to such an officer for the year exceeds $1 million.

Excess Parachute Payments. Section 280G of the Code limits the deduction that the employer may take for otherwise deductible compensation payable to certain individuals if the compensation constitutes an “excess parachute payment.” Excess parachute payments arise from payments made to disqualified individuals that are in the nature of compensation and are contingent on changes in ownership or control of the employer or certain affiliates. Accelerated vesting or payment of awards under the LTIP upon a change in ownership or control of the employer or its affiliates could result in excess parachute payments. In addition to the deduction limitation applicable to the employer, a disqualified individual receiving an excess parachute payment is subject to a 20% excise tax on the amount thereof.

Application of Section 409A of the Code. Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A, “non-qualified deferred compensation” includes equity-based incentive programs, including some stock options, SARs and RSU programs. Generally speaking, Section 409A does not apply to ISOs, non-discounted NSOs and appreciation rights if no deferral is provided beyond exercise, or restricted stock.

The awards made pursuant to the LTIP are expected to be designed in a manner intended to comply with the requirements of Section 409A of the Code to the extent the awards granted under the LTIP are not exempt from coverage. However, if the LTIP fails to comply with Section 409A in operation, a participant could be subject to the additional taxes and interest.

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State and local tax consequences may in some cases differ from the federal tax consequences. The foregoing summary of the income tax consequences in respect of the LTIP is for general information only. Interested parties should consult their own advisors as to specific tax consequences of their awards.

The LTIP is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

Plan Benefits

The benefits or amounts that may be received or allocated to participants under the LTIP will be determined at the discretion of the plan administrator and are not currently determinable.

Vote Required for Approval

The approval of the Incentive Plan requires the affirmative vote of a majority of the votes cast in person or by proxy and entitled to vote thereon at the annual general meeting, assuming that a quorum is present. Broker “non-votes” and abstentions will have no effect with respect to the approval of this proposal.

The Board recommends a vote FOR the approval of the reservation of 6,500,000 ordinary shares for issuance under the LTIP.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 (“PSLRA”). These statements, which are based on our beliefs and expectations as to future outcomes, include, among others, statements about our future operating results, business plans, objectives, Environmental, Social, and Governance initiatives and any other statements that contain the words believe, seek, expect, anticipate, forecast, project, intend, estimate, should, could, may, will, plan, or similar expressions, and any other statements contained or incorporated by reference into this Proxy Statement that are not historical facts. These forward-looking statements are subject to certain risks and uncertainties, such as those described in our periodic reports filed with the SEC, that could cause actual results to differ materially from anticipated results. These statements may also be based on standards for measuring progress that are still developing and on assumptions that are subject to change in the future. Consequently, such forward-looking statements are qualified by the cautionary statements, cautionary language and risk factors set forth in our periodic reports and documents filed with the SEC, including our most recent Annual Report on Form 20-F and Current Reports on Form 6-K. We claim the protection of the safe harbor contained in the PSLRA for forward-looking statements. We are providing this information as of the date of this Proxy Statement and assume no obligation to update or revise the information contained in this Proxy Statement whether as a result of new information, future events or any other reason.

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YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

2024

Vote by Internet or Telephone – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

NATIONAL ENERGY SERVICES REUNITED CORP.

Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on June 13, 2024.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

PHONE (US ONLY) – 1 (866) 894-0536
Use a touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY OR BY PHONE.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this X

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3 AND 4.

1. Election of directors to hold office until the 2025 annual general meeting.

	FOR	AGAINST	ABSTAIN
(1) Sherif Foda	☐	☐	☐
(2) Antonio J. Campo Mejia	☐	☐	☐
(3) Andrew Waite	☐	☐	☐
(4) Yousef Al Nowais	☐	☐	☐
(5) Thomas Wood	☐	☐	☐
(6) Anthony R. (Tony) Chase	☐	☐	☐

	FOR	AGAINST	ABSTAIN
2. Advisory vote to approve the compensation of our named executive officers.	☐	☐	☐
3. Ratify the selection of GT as our independent registered public accounting firm for the fiscal year ended December 31, 2024.	☐	☐	☐
4. Approve the reservation of 6,500,000 ordinary shares of the Company for issuance under the LTIP.	☐	☐	☐

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________, **2024**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

2024

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders

The 2024 Proxy Statement to Shareholders is available at: https://www.cstproxy.com/nesr/2024

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NATIONAL ENERGY SERVICES REUNITED CORP.

The undersigned appoints Stefan Angeli, Dhiraj Dudeja and John Symington, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of ordinary shares of National Energy Services Reunited Corp. held of record by the undersigned at the close of business on May 10, 2024 at the Annual General Meeting of Shareholders of National Energy Services Reunited Corp. to be held on June 14, 2024 or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ELECTING THE SIX NOMINEES TO THE BOARD OF DIRECTORS AND IN FAVOR OF PROPOSALS 2, 3 AND 4. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be marked, dated and signed, on the other side)